
07081292


ACE COMM®
Innovate. Deliver. Profit.

ACE*COMM CORPORATION
2007 ANNUAL REPORT

ACE*COMM is a global provider of advanced operations support systems (OSS) and service delivery solutions for telecommunications service providers and enterprises. ACE*COMM's advanced OSS solutions are applicable to a range of legacy through next-generation networks that include wired, wireless, voice, data, multimedia and Internet communications networks. Network operators use them for revenue management, cost reduction, improved operational efficiency, acceleration of time-to-market for new services, and more effective customer care. ACE*COMM's service delivery solutions provide mobile service providers with award-winning, in-demand consumer-oriented services to help them achieve and sustain market share, generate new revenue and position themselves as market innovators.

This report contains forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected, including, but not limited to: the failure of anticipated demand to materialize, delays or cancellations of orders due to various factors, including business and economic conditions in the U.S. and foreign countries; industry-wide slowdowns, any limitations on customers' financial resources, the continued convergence of voice and data networks, the continuing success of the Company's strategic alliances for product development and marketing, customer purchasing and budgetary patterns or lack thereof; pricing pressures and the impact of competitive products; the timely development and acceptance of new products; the Company's ability to adequately support its operations, and other risks detailed from time to time in the Company's Report on Form 10-Q and other reports filed with the Securities Exchange Commission.

Letter to the Shareholders

Fellow Shareholders:

The past fiscal year was an underperforming year for ACE*COMM. As a result, towards the end of the year, the board and leadership team took aggressive steps to set up a new, more compelling direction. We are beginning to experience the benefits of the steps undertaken, and they are reflected in the financial results for the last quarter of FY 2007.

ACE*COMM is in the midst of a turnaround. We are leveraging our assets and strengths, while minimizing and razing our deficits. During the past year, we implemented a series of steps to transform ACE*COMM into a more efficient and successful company:

- We revamped our leadership team and governance structure to position the company to take better advantage of the many opportunities in the growing wireless market for value-added services (VAS) and to ensure that we deliver our traditional OSS products to our customers more efficiently.
- We right-sized our operations through a $3.0 million budget reduction and reorganization, reducing the number of employees by almost 25 percent and eliminating products that did not show high-growth potential.
- We closed a financing deal that provided aggregate gross proceeds of $4.2 million – funding will be used to roll out existing products such as Parent Patrol® and Enterprise Patrol™ for mobile operators and to reduce time to market for new VAS applications.

As a result of these actions, ACE*COMM ended the fiscal year a stronger, more focused and more disciplined organization than it was in the beginning of the year. In the fourth quarter of fiscal 2007, our numbers began moving in the right direction and notable improvements were realized in both the top and bottom line. We are continuing to pursue non-employee related expense reduction initiatives that have the potential to produce needed savings in fiscal 2008 and are striving to reach cash breakeven as soon as possible without constricting the growth potential of any of our business opportunities.

ACE*COMM has a strong base to build upon – proven products, including the Patrol Suites, OpenARMS™, NetPlus® and NV2; a large installed base of customers; a worldwide geographic footprint; and an exceptionally skilled employee base. While our target markets are still developing, we are very encouraged by the growing interest in our products and the range of new business opportunities that have emerged.

Ultimately, great products and ideas cannot be successfully monetized without effective execution and a disciplined approach. Therefore, the company and its leadership began, in late fiscal year 2007, to focus the company on successfully monetizing the products in-house and ridding of products that did not show high growth potential. This focus came in the form of clear accountability and goal setting, as well as making expense reducing decisions. As this letter is being written, the company is stronger and more focused with a core goal of growing profitably and with resolution.

The yearly financial performance began to show the effects of the turnaround when, in the last quarter of the year, the company experienced a 30% increase in revenues and a decline in losses. Our commitment is to continue growing the company and achieving profitability as quickly as possible. During fiscal year 2008, the effects and benefits of the actions taken from the latter part of past the fiscal year will become to come to light. In the meantime, our team's direction is clear and we look forward to creating value for our shareholders.

Sincerely,



Jim Greenwell
President and Chief Executive Officer

Financial Review

Selected Financial Data

The selected financial data presented below as of June 30 and for each of our fiscal years in the five-year period ended June 30, 2007 are derived from the audited financial statements of ACE*COMM.

Year ended June 30, in thousands, except per share data

	2007	2006	2005	2004	2003
STATEMENT OF OPERATIONS DATA					
Revenue	$ 13,282	$ 26,671	$ 19,961	$ 13,671	$ 13,794
Gross profit	3,893	16,530	11,012	5,830	6,255
Selling, general and administrative	10,862	12,159	9,774	9,304	7,861
Research and development	2,229	3,866	2,694	1,226	347
In process research and development acquired	-	-	5,118	1,160	-
Net income (loss)	$ (9,462)	$ 319	$ (6,462)	$ (5,898)	$ (1,982)
Net income (loss) per share:					
Basic	$ (0.53)	$ 0.02	$ (0.44)	$ (0.49)	$ (0.21)
Diluted	$ (0.53)	$ 0.02	$ (0.44)	$ (0.49)	$ (0.21)
BALANCE SHEET DATA					
Cash and cash equivalents	$ 2,971	$ 946	$ 2,683	$ 2,881	$ 1,570
Working capital	945	3,107	653	3,665	3,941
Total assets	10,503	16,361	14,153	10,331	8,244
Long-term liabilities	2,420	17	72	-	-
Total liabilities	9,734	10,264	8,776	4,863	3,419
Stockholders' equity	769	6,097	5,377	5,468	4,825

Management's Discussion and Analysis

OVERVIEW

Sources of Revenue

ACE*COMM delivers enterprise telemanagement applications and advanced Convergent Mediation™ and Operations Support Systems solutions to wireline and wireless voice, data, and Internet communications providers. Our solutions typically consist of hardware, software and related services that enable the capture, security, validation, correlation, augmentation, and warehousing of data from network elements and the distribution of this data in appropriate formats to OSS ("Operations Support Systems") and BSS ("Business Support Systems") operations. Our solutions also provide for centralized management and security of enterprise networks.

ACE*COMM derives revenues primarily from the sale of our products, including hardware and software, and related services. ACE*COMM enters into formal arrangements that provide for single or multiple deliverables of hardware, software and services. These arrangements are formalized by either a simple purchase order or by more complex contracts such as development, reseller or master agreements. These arrangements are generally U.S. dollar denominated, but also have international sales whose arrangements are denominated in local currencies, such as the British Pound or the Euro, and can have a contract value ranging to several hundred thousand dollars or more and can vary in length from 30 days to several years, as in the case of master agreements. Agreements spanning several years are normally implemented in smaller statements of work or orders that are typically deliverable within three to twelve months. Our customers, including resellers, do not possess the right of return or exchange.

Revenue for a given period typically reflects products delivered or services performed during the period with respect to relatively large financial commitments from a small number of customers. During 2007, we had 15 major customers generating $250 thousand or more in revenue during the year representing approximately 69% of total revenue. During 2006, we had 27 major customers that represented approximately 88% of total revenue. Our largest customer, Northrop Grumman, contributed approximately 10% and 22% of total revenue during the years ended June 30, 2007 and 2006, respectively. During 2005, we had 21 major customers that together represented approximately 81% of total revenue. Our largest three customers during the year ended June 30, 2005, were Siemens AG, Northrop Grumman and Giza Systems. Siemens AG contributed approximately 11% of total revenue, Northrop Grumman contributed approximately 10% of total revenue and Giza Systems contributed approximately 9% of total revenue.

Trends and Strategy

Revenue growth depends, in part, on the overall demand for our product-based solutions and on sales to large customers. Because our sales are primarily to telecommunication and Internet service providers and large enterprises, our ability to generate revenue also depends on specific conditions affecting those providers and on general economic conditions.

We have been pursuing a growth strategy designed to expand our product line and areas of distribution to counteract reductions in demand for our traditional products and services. We are continuing to target sales efforts for our Convergent Mediation™ solutions outside of North America. A substantial percentage of our sales over the past several quarters have been to overseas customers.

We have incurred significant losses in each of our last four quarters and in April 2007 we reduced expenses to more closely align anticipated future revenues with expenses. During the past year, we have put more focus on our Patrol Suite of products marketed to carriers on a global basis. The sales cycles for these types of sales are longer than our other products and services and range from twelve to twenty-four months. We recently announced our first sales to carriers in North America and have entered into partnership arrangement with Alcatel-Lucent and VeriSign to resell our Patrol Suite of products.

This past year we introduced our next generation convergent mediation product OpenARMS™, an Advanced Revenue Management solution for telecommunications service providers. OpenARMS™ uses open source components that complement open orchestration and processing

Management's Discussion and Analysis

products from ACE*COMM's current portfolio and are integrated using a fully extensible service-oriented architecture (SOA). The solution is designed to satisfy a new breed of multi-media service providers with diverse order, product, contract and customer relationship management needs as well as billing, invoicing, and settlement needs, at a fraction of the price of traditional proprietary solutions. OpenARMS™ can be back-fitted into traditional carrier environments as the carriers reach out to customers with multi services offerings.

Over the last year, we have focused our sales resources on opportunities for our newest generation of NetPlus® EOSS products. We are focusing our sales activities on pursuing our traditional government markets and are being selective in pursuing large commercial enterprises to expand our NetPlus® customer base.

Even as our newer technologies have been gaining market acceptance, we have experienced some reductions in demand for some of our traditional products due to the continuing changes in the telecommunications industry. We experienced a decline in the number of potential customers for our OSS products and services and a reduction in our existing customer base in the UK as a result of consolidation within the UK service provider market by network providers. Our largest customer in this group completed their service contract with us in the first quarter. This customer accounted for 1% of our consolidated revenue for the year ended June 30, 2007, and 5% of our consolidated revenues in fiscal year 2006.

During the current fiscal year, we have experienced increased competition and a general delay associated with purchase decisions for our products and services. These factors, coupled with delays in existing contracts, have significantly reduced revenues. We have implemented additional cost reduction measures, which have reduced operating expenses. In the past fiscal year, total expenses have decreased $3.7 million or 14% over the prior year. In April 2007, the Company reduced operating expenses further by approximately $3.0 million per annum primarily through a reduction in personnel and personnel related costs. Because of the shortfalls in revenue, we have experienced severe liquidity demands and incurred large losses over the past fiscal year.

We are continuing to manage our costs and have implemented numerous cost reduction measures to keep operating expenses lower than prior years and at a level which addresses our liquidity issues. We believe that these cost reduction measures do not affect our operational capabilities. We have also carried over these cost reduction measures to our acquisitions as part of the continued integration of the acquired companies. During the fourth quarter of 2006, we reduced staff in our UK office as a result of the anticipated loss of a large customer. We are continuing to look for additional areas where we can decrease expenses.

Over the past year, our backlog decreased from $15.8 million to $12.9 million at June 30, 2007 primarily as a result of the completion of a large mediation contract in Asia, the loss of a billing customer and the reduction of the backlog on our large Air Force contract. The significant effort to deliver products and services and supporting our customers under our larger contracts has resulted in increased liquidity demands during the current fiscal year.

Recent Developments

Series A Senior Secured Convertible Notes

On June 8, 2007, ACE*COMM Corporation completed a private placement of $4.2 million of senior secured convertible notes, yielding net proceeds to the Company of $3.6 million. The notes are to be repaid over a 3-year period ending June 2010, in equal monthly installments beginning December 30, 2008, 18 months into the term of the notes. Repayment must be in cash or, if the Company's market price is 10% or more above the conversion price, in shares of the Company's common stock, valued at the conversion price (or at the market price, in the event of payment of interest in stock). The stock portion of any repayment may not exceed 100% of the daily trading volume of the Company's common stock without consent of the investors. The Company has a limited right to defer a specified number of monthly installments. The interest rate of 11.25% per annum will be reduced by 1% for every 25% increase in the share price over the life of the loan, but will be re-adjusted in the

Management's Discussion and Analysis

event of a subsequent share price reduction. The notes are convertible, from time to time, into shares of the Company's common stock at a fixed conversion price of $0.80 per share, subject to certain adjustments. These adjustments will include an adjustment provision commonly known as a "ratchet," which automatically lowers the conversion price if subsequent issuances of equity occur at a price below the conversion price, although the agreements prohibit the Company from making such issuances of equity and thereby lowering the conversion price until all necessary shareholder approvals have been obtained. The notes are guaranteed by the Company's subsidiaries and secured by a pledge of substantially all assets of the Company and its subsidiaries. A fuller description of these notes is set forth below under the "Liquidity and Capital Resources" discussion.

Delisting from Nasdaq Capital Market

The company's common stock ceased trading on the Nasdaq Capital Market at the opening of business on September 17, 2007. The company's common stock is trading on the OTC "Pink Sheets" but is expected to become eligible for trading on the OTC Bulletin Board if a market maker makes application to register in and quote the security in accordance with SEC Rule 15c2-11 and such application is cleared. Until such time trading in the common stock may be conducted in the "Pink Sheets." The company cannot assure that its securities will be eligible to trade on the OTC Bulletin Board.

The delisting followed a series of letters from Nasdaq regarding non-compliance. These included a letter on March 28, 2007 relating to the failure to meet the minimum $1.00 per share requirement for 30 consecutive trading days and a letter received on May 23, 2007 indicating that the company failed to comply with the requirements to have a minimum shareholders' equity of $2.5 million or $35 million market value of listed securities. We regained compliance with Nasdaq's minimum bid price requirement, but were out of compliance again by August 10, 2007. The Nasdaq Listing Qualifications staff also agreed to grant us an extension through September 5, 2007 to regain compliance with the minimum shareholders' equity requirement. On September 6, 2007, we received a delisting letter for failure to come into compliance with that requirement. After discussions with Nasdaq and investors, we did not appeal the Nasdaq Stock Market's determination to delist the company's stock from the Nasdaq Capital Market.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonably based upon information available to us at the time that the estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations or require the application of significant estimates, judgment or assumptions by our management. The following is a brief discussion of these critical accounting policies:

Revenue Recognition

ACE*COMM derives revenues primarily from products, where a combination of hardware, proprietary licensed software, and services are offered to customers. These products are typically formalized in a multiple element arrangement involving application of existing software capabilities or modification of the underlying software, implementation and support services. Our software licenses to end-users generally provide for an initial license fee to use the product in perpetuity. Subscription revenue, included in Operational

Management's Discussion and Analysis

Support Systems revenue, is recognized on a monthly basis based upon the number of telephone subscribers of our customers.

We recognize revenue in accordance with current generally accepted accounting principles. ACE*COMM follows specific and detailed guidelines in measuring revenue; however, certain judgments and current interpretations of rules and guidelines affect the application of our revenue recognition policy. Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is considered "probable" under applicable accounting tests. One of the critical judgments we make is our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis. As a result, the timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. We are also required to exercise judgment in determining whether the fixed and determinable fee criteria have been met by evaluating the risk of our granting a concession to our customers, particularly when payment terms are beyond our normal credit period of sixty to ninety days. In addition, when our contracts contain customer acceptance provisions, management assesses whether uncertainty exists about such acceptance in determining when to record revenue.

For multiple element arrangements that include software products, we allocate and defer revenue for the undelivered elements based on their vendor-specific objective evidence of fair value, which is generally the price charged when that element is sold separately. We are required to exercise judgment in determining whether sufficient evidence exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

In situations when our products involve significant modification or customization of software, or when our systems integration and services are essential to the functionality of the software, revenues relating to the software licenses and services are aggregated and the combined revenues are recognized on a percentage-of-completion basis. The hardware revenue on these contracts is recognized upon transfer of title, which generally occurs at the same time the licensed software is delivered. Revenue recognized using the percentage-of-completion method is based on the estimated stage of completion of individual contracts determined on a cost or level of efforts basis. Approximately 10%, 12%, and 3% of our revenue for the fiscal years 2007, 2006 and 2005, respectively, was derived from contracts accounted for under the percentage of completion method.

When our contracts contain extended payment terms, we defer recognition of revenue until amounts become due pursuant to payment schedules and no other uncertainties exist. We correspondingly defer a proportionate amount of contract cost which will be matched against the deferred revenue when recognized. Should management make the determination that previously deferred revenue will not be recognized, the corresponding amount of deferred contract cost will be charged to expense at that time.

Allowance for Bad Debts

The allowance for doubtful accounts is established through a charge to general and administrative expenses. This allowance is for estimated losses resulting from the inability of our customers to make required payments. It is an estimate and is regularly evaluated by us for adequacy by taking into consideration factors such as past experience, credit quality of the customer, age of the receivable balance, individually and in aggregate, and current economic conditions that may affect a customer's ability to pay. The use of different estimates or assumptions could produce different allowance balances. Our customer base is highly concentrated in the telecommunications and Internet service provider industries. Several of the leading companies in these industries have filed for bankruptcy. In addition, we have experienced delays in receiving payment from certain of our international customers and certain of these customers have negotiated longer payment terms. If

Management's Discussion and Analysis

collection is not probable at the time the transaction is consummated, we do not recognize revenue until cash collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Long-Lived Assets
We evaluate the carrying value of long-lived assets and intangible assets whenever certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment exist, the estimated future net undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognized. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated net cash flows. We did not record an impairment charge during the years ended June 30, 2007, 2006 and 2005.

Income Taxes
We estimate our tax liability through calculating our current tax liability, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our balance sheet. Management then assesses the likelihood that deferred tax assets will be recovered in future periods. In assessing the need for a valuation allowance against the net deferred tax asset, management considers factors such as future reversals of existing taxable temporary difference, taxable income in prior carryback years, whether carryback is permitted under the tax law, tax planning strategies, and future taxable income exclusive of reversing temporary differences and carryforwards. To the extent that we cannot conclude that it is more likely than not that the benefit of such assets will be realized, we establish a valuation allowance to reduce their net carrying value.

As we assess the sufficiency of future taxable income and other factors noted above in future periods, our estimate of the required valuation allowance may change, which could have a material impact on the accounting period(s) in which the change occurs.

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax expense and in evaluating our tax positions.

While it is often difficult to predict the final outcome or timing of the resolution of any particular tax matter, we establish reserves at the time we determine it is probable we will be liable to pay additional taxes related to certain matters. These liabilities are recorded in the line item "Accrued Liabilities" in our consolidated balance sheets. We adjust these reserves, including any impact on the related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit. A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. Settlement of any particular issue would usually require the use of cash. We recognize favorable resolutions of tax matters for which we have previously established reserves as a reduction to our income tax expense when the amounts involved become known. Due to the significant net operating loss carryforwards available to the Company as of June 30, 2007, no reserves for income taxes have been recorded.

Due to differences between federal or state tax law, and GAAP, certain items are included in the tax return at different times than when these items are reflected in the consolidated financial statements. Therefore, the annual tax rate reflected in our consolidated financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible in our tax return. Some differences, such as depreciation expense reverse over time and create deferred tax assets and liabilities. The tax rates used to determine deferred tax assets or liabilities are the enacted tax rates in effect for the year in which the differences are expected to reverse. Based on the evaluation of all available information, the Company recognizes

Management's Discussion and Analysis

future tax benefits, such as net operating loss carryforwards, to the extent that realizing these benefits is considered more likely than not.

We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing our forecasted taxable income using both historical and projected operating results, the reversal of existing temporary differences, taxable income in prior carryback years (if permitted) and the availability of tax planning strategies. A valuation allowance is required to be established unless management determines that it is more likely than not that the Company will ultimately realize the tax benefit associated with a deferred tax asset.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("Interpretation No. 48"). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Interpretation No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For our Company, Interpretation No. 48 was effective beginning July 1, 2007, and the cumulative effect adjustment will be recorded in the first quarter of 2007. We believe that the adoption of Interpretation No. 48 will not have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

The following table shows the percentage of revenue of certain items from ACE*COMM's statements of operations:

Years ended June 30

	2007	2006	2005
Revenue	100.0 %	100.0 %	100.0 %
Costs and expenses:			
Cost of revenue	70.7 %	38.0 %	44.8 %
Selling, general and administrative	81.8 %	45.6 %	49.0 %
Research and development	16.8 %	14.5 %	13.5 %
In process research and development	0.0 %	0.0 %	25.6 %
Income (loss) from operations	(69.3) %	1.9 %	(32.9) %
Net interest expense	1.5 %	0.8 %	0.3 %
Gain from settlement of debt obligation	0.0 %	0.0 %	1.1 %
Income (loss) before income taxes	(70.8) %	1.1 %	(32.1) %
Income tax (benefit) provision	0.4 %	(0.1) %	0.3 %
Net income (loss)	(71.2) %	1.2 %	(32.4) %

Management's Discussion and Analysis

REVENUES

The following summarizes our revenue (in thousands):

	2007	2006	2005
Revenue			
Licenses and hardware	$ 3,670	$ 12,875	$ 8,734
Services	9,612	13,796	11,227
Total Revenue	$ 13,282	$ 26,671	$ 19,961

Total revenues in 2007 were $13.3 million compared to $26.7 million in 2006 and $20.0 million in 2005. Total revenues decreased $13.4 million or 50% in 2007 and increased $6.7 million or 34% in 2006, as compared to the prior year.

Licenses and hardware revenue decreased by $9.2 million to $3.7 million for the year ended June 30, 2007, compared to 2006. This decrease included revenues of $3.6 million related to the U.S. Air Force contract of which $3.0 million related to a software license, $1.3 million from a customer in the Middle East, one-time revenue from five customers for software licenses totaling $1.4 million, a reduction in revenues related to a contract from the Middle East as it nears completion of $0.8 million and hardware sales of $0.5 million. Licenses and hardware revenue increased by $4.2 million to $12.9 million for the year ended June 30, 2006, when compared to fiscal 2005. This increase was primarily due to revenues of $2.4 million for a software license and hardware related to the U.S. Air Force contract, $1.4 million from five new customers and a software license with one-time revenue of $0.4 million.

Services revenue decreased by $4.2 million to $9.6 million for the fiscal year 2007. The majority of this decrease was the result of two billing customers in the UK that completed their service contracts during fiscal year 2007 which resulted in a decrease of $1.8 million and decreased revenues from two additional OSS customers, totaling $0.6 million. Also, services decreased due to completion of contract and maintenance from one Enterprise customer of $1.0 million and decreased services revenues from the U.S. Air Force contract of $0.9 million. These decreases were not offset by new orders. Services revenue increased by $2.6 million from $11.2 million in fiscal 2005 to $13.8 million in fiscal 2006. The increase was primarily due to revenues of $1.9 million under the U.S. Air Force contract and an increase in maintenance revenue from one of our customers of $0.5 million.

	2007	2006	2005
Revenue by Type			
Enterprise	$ 4,325	$ 10,179	$ 6,656
Network Service Provider (NSP)	5,902	10,069	7,554
Operations Support Systems (OSS)	3,055	6,423	5,732
IT and Other	-	-	19
Total Revenue	$ 13,282	$ 26,671	$ 19,961

Management's Discussion and Analysis

Revenue from sales to enterprises decreased 58% from $10.2 million to $4.3 million for fiscal year 2007 and represented 32% of total revenue. Revenue decreased primarily due to a decrease in revenues of $4.5 million from the U.S. Air Force contract and $1.0 million related to a maintenance and services contract from one customer that were not replaced. The implementation phase of the U.S. Air Force contract was delayed in 2007 contributing to the decline in revenues. At June 30, 2007, we had approximately $6.4 million in backlog associated with this contract. Revenue from sales to enterprises increased 52% from $6.7 million to $10.2 million during fiscal year 2006, and represented approximately 38% of total revenue. Revenues increased primarily as a result of an increase in revenues of $4.4 million from the U.S. Air Force which was offset by a decrease in purchases from one of our primary customers (U.S. Army) of $0.8 million.

Revenue from sales to network service providers decreased 42% from $10.1 million to $5.9 million for fiscal year 2007 and represented 44% of total revenue. The decrease included revenues of $1.3 million from a customer in the Middle East, one-time revenue from three customers for software licenses totaling $0.8 million, a reduction in revenues related to a contract from the Middle East as it nears completion of $0.8 million and hardware sales of $0.5 million. Revenue from sales to network service providers increased 33% from $7.6 million to $10.1 million for fiscal year 2006 and represented 38% of total revenue. This increase was primarily the result of an increase in revenues in Canada and Africa of $0.7 million generated from two new customers, increase in revenues in Asia and the Middle East from two customers that were new in 2005 of $0.9 million and additional purchases from two existing customers of $0.9 million.

Revenue from sales of Operations Support Systems solutions decreased 52% from $6.4 million to $3.1 million for fiscal year 2007 and represented 23% of total revenue. Revenue decreased primarily due to two customers in the UK that completed their service contracts during fiscal year 2007, which decreased revenues by $1.8 million, one-time revenue from two customers for software licenses totaling $0.6 million being lost and from decreased revenues attributable to two additional OSS customers, totaling $0.6 million. Revenue from sales of Operations Support Systems solutions increased 12% from $5.7 million to $6.4 million during fiscal year 2006 and represents 24% of total revenue. The increase in OSS revenue is primarily due to a software license with one time revenue of $0.4 million and from a new customer generating $0.4 million.

Backlog was $12.9 million, as of June 30, 2007, compared to $15.8 million as of June 30, 2006. We define backlog as future revenue from signed contracts or purchase orders for delivery of hardware and software products and services to be provided to customers generally within one year. In addition, we include in backlog amounts related to delivered products where revenue has been deferred. We estimate that $7.3 million of the backlog at June 30, 2007, will be recognized during fiscal year 2008. Although we believe that our entire backlog consists of firm orders, our backlog as of any particular date may not be indicative of actual revenue for any future period because of the possibility of customer changes in delivery schedules and delays inherent in the contracting process.

COST OF REVENUES

Our cost of revenue consists primarily of direct labor costs, direct material costs, and allocable indirect costs. The expenses for services provided by certain alliance partners in connection with the installation and integration of our products may also be included.

Cost of revenues has fixed and variable components and includes expenses that are directly related to the generation of operating revenues. Several cost categories are specifically identifiable as relating to products versus services including material costs and direct labor charged to a product job. In many instances, certain expenses related to infrastructure and personnel are often utilized to generate revenues from the various product and service categories, making it difficult to determine cost of revenue by product. We developed a methodology for segregating the product and service components of cost of revenues. Costs directly related to hardware or software that are identifiable by cost type, such as materials, freight, direct labor and travel charges were assigned to cost of licenses and

Management's Discussion and Analysis

hardware. Other charges including warranty, maintenance and re-work costs were allocated based upon warranty incident reports. Employee benefits are allocated based on total burden rate and other overhead costs are allocated on a pro-rata basis.

Our method of allocating these costs may not be comparable to approaches of other companies. Use of a different method of allocation could change the costs of revenues and margin associated with products and services. Our overall cost of revenue and gross margin is not affected by this allocation method.

Cost of revenues were $9.4 million in 2007, $10.1 million in 2006, and $8.9 million in 2005 representing 71%, 38%, and 45% of revenues, respectively. Cost of revenues increased as a percentage of revenue during this past year because revenues decreased significantly while our cost base remained relatively fixed.

Cost of licenses and hardware revenue was $1.9 million in 2007, $3.0 million in 2006, and $3.3 million in 2005, representing 52%, 23%, and 38% of licenses and hardware revenue, respectively. The increase in 2007 results from the significant decrease in revenues. The decrease in the percentage of revenues in 2006 and 2005 was due to lower materials costs associated with hardware revenue and fixed costs being spread over higher revenues.

Cost of services revenue was $7.5 million in 2007, $7.2 million in 2006, and $5.7 million in 2005, representing 78%, 52%, and 51% of services revenue for those years. Cost of services revenue, as a percentage of services revenue, increased from 2006 and 2007 due to the decrease in revenues of $4.2 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses consist of costs to support our sales and administrative functions. Sales expenses consist primarily of salary, commission, travel, trade show, bid and proposal, and other related selling and marketing expenses required to sell our products to target markets. General and administrative expenses consist of provision for doubtful accounts and unallocated costs related to our information systems infrastructure, facilities, finance and accounting, legal, human resources and corporate management.

SG&A expenses were $10.9 million in 2007, $12.2 million in 2006, and $9.8 million in 2005, representing 82%, 46%, and 49%, of total revenues in each year, respectively. SG&A expenses increased as a percentage of revenue during this past year because revenues decreased faster than the decrease in SG&A costs. The decrease in SG&A expense was the result of cost containment efforts throughout 2007. SG&A increased $2.4 million or 24% in 2006 and increased $0.5 million or 5% in 2005, as compared to each prior corresponding period. The increase in 2006 includes an increase of $1.4 million due to including twelve months versus three months of the costs associated with the acquisition of 2helix, increased marketing efforts related to Parent Patrol®, and an increase in selling expenses for our existing product lines. The increase in 2005 includes an increase of $1.0 million due to including twelve months versus four months of the costs associated with the acquisition of assets from Intasys and the acquisition of 2helix offset by a decrease of $0.4 million in the provision for doubtful accounts expense.

We recognized a net provision for doubtful accounts of $0.2 million for 2007, $0.2 million in 2006, and $0.1 million in 2005, representing a significant change in 2007, an increase of $0.1 million in 2006 and a decrease of $0.4 million in 2005 as compared to the corresponding period of the prior year. The decrease for 2005 is the product of an eliminated need to provide fully for two of our customers in the prior year. In the other years, our reserve was based on an analysis of our customers and their payment history. Existing or future customers' ability to pay us may be adversely impacted by unfavorable economic conditions or by other factors.

During the past several years, we have initiated numerous cost reduction measures which have affected our employees, including their compensation. To promote employee retention, we accelerated 640,343 previously unvested employee stock options effective in June 2005. While such

Management's Discussion and Analysis

options were "out of the money," management believes the acceleration will provide flexibility and therefore possible value to these employees in the future. Under current accounting guidance, no compensation expense was recorded in our financial statements. Had we not accelerated the vesting of these options, compensation expense of $402 thousand and $238 thousand would have been recorded in the income statement upon the required adoption of SFAS 123(R) for fiscal years 2006 and 2007, respectively. An additional 241,154 employee stock options were not accelerated in June 2005, of which 188,333 were held by our executive officers.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development (R&D) expenses consist of personnel costs and the associated infrastructure costs required to support the design and development of our products such as Parent and Enterprise Patrol™, OpenARMS™, NV2, NetPlus®, and our convergent mediation service delivery platform.

Research and development expenses were $2.2 million in 2007, $3.9 million in 2006, and $2.7 million in 2005. R&D expenses decreased $1.7 million or 44% in 2007. The decrease in R&D expenses is primarily the result of cost containment actions taken during the year, which reduced personnel, and personnel related expenses. R&D expenses increased $1.2 million or 44% in 2006 and $1.5 million or 123% in 2005. R&D expenses represented 17% of revenue in 2007 and 14% of revenues in 2006 and 2005. The substantial increase in research and development in 2006 and 2005 results from completing much of the in-process research and development related to the acquisitions of 2helix and the assets of Intasys, and increased research and development associated with our Parent Patrol®, NetPlus® product and our convergent mediation service delivery platform.

In 2007, we decreased our expenditures on research and development as part of our cost containment plans. Our revenues declined during the year, we reduced expenses in all areas, and we have been selective in approving new projects and in some instances deferred projects that were not related to the development of Parent Patrol® or Open ARMS™ solutions. We are also evaluating alternative development opportunities such as outsourcing or consolidating development activities to continue to manage our expenses. In instances where we charge our customers for custom development we include the costs associated with the development in the cost of revenues. Finally, we have been pursuing opportunities to license or acquire market-ready new technology from third parties as part of our strategy for expanding our product offerings while reducing expenses and bringing products to market faster.

LIQUIDITY AND CAPITAL RESOURCES

Asset and Cash Flow Analysis

At June 30, 2007, we had cash and cash equivalents of $2.7 million. The Company also has $349 thousand of restricted cash which can only be used as collateral for letters of credit. Cash and cash equivalents were $1.0 million at June 30, 2006 and $2.7 million at June 30, 2005. The cash and cash equivalents balance increased by $2.0 million, or 200%, in 2007 and decreased by $1.7 million, or 65% in 2006, in each case as compared to the corresponding period of the prior year. The increase in cash during 2007, a year in which working capital decreased $2.2 million versus the prior year, is mainly attributable to the decrease in accounts receivable attributable to the U.S. Air Force contract and to the debt financing which closed in June 2007. Cash and cash equivalents were 28% of total assets at June 30, 2007, compared to 6% of total assets at June 30, 2006. The percentage increase results primarily from the decrease in accounts receivable and the financing proceeds received in June 2007.

Our cash flow is dependent upon numerous factors, including the timing of customer orders and engagements, and related obligations and payments, market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of changes in the size of our operations and other factors.

Working capital was $0.9 million at June 30, 2007, $3.1 million at June 30, 2006 and $0.7 million at June 30, 2005. Working capital decreased $2.2 million or 71% in 2007, increased $2.4 million or 343% in 2006, and decreased $3.0 million or 81% in 2005, in each case as compared to the

Management's Discussion and Analysis

corresponding period of the prior year. The decrease in working capital in 2007 is primarily due to the $7.1 million decrease in accounts receivable as a result of a decrease in revenues, offset by a $2.0 million increase in cash and a $3.0 million reduction in borrowings. The increase in working capital in 2006 is due to the significant increase in accounts receivables, related to increased revenues and the timing of collections, particularly under the Air Force contract. The decrease in working capital in 2005 is due to an increase in borrowings which includes notes payable related to the acquisition of 2helix of $0.7 million, an increase in our line of credit of $1.1 million, and an increase in current liabilities of $1.2 million primarily as a result of the 2helix acquisition costs and an increase in accounts payable.

Gross accounts receivables decreased $7.1 million, or 64% at June 30, 2007 and increased $5.7 million, or 102% at June 30, 2006. Gross receivables as a percentage of revenues decreased from 42% to 30% as of June 30, 2007, as a result of a decrease in revenues and the timing of collections of accounts receivable. Five customers represented 51% of our gross trade receivables balance as of June 30, 2007, with amounts payable under our Air Force contract representing 21% of our gross trade receivables balance as of June 30, 2007.

Our operating activities used $0.6 million in cash during 2007, $2.6 million in cash during 2006, and $1.3 million in cash during 2005. The changes between years in cash flows from operating activities are principally due to changes in net income (loss) after adjustments for non-cash charges such as depreciation and in-process research and development costs acquired and due to changes in working capital amounts. Changes in accounts receivable balances are typically the most significant component of working capital and fluctuate as a result of the timing and volume of our revenues and other factors.

Net cash used for investing activities was $0.5 million in 2007, $1.1 million in 2006, and $0.1 million in 2005. Net cash used in 2007 consisted of purchases of computer equipment and the cost associated with our debt financing. The increase in 2006 includes an increase in purchases of computer equipment of $0.4 million including purchases of equipment of $0.2 million relating to two of our significant customer contracts and $0.1 million relating to computer software. The increase also includes $0.3 million relating to a software license.

Financing activities generated cash of $2.7 million in 2007, $1.9 million in 2006, and $1.3 million in 2005. The cash generated in 2007 was primarily from the net proceeds from the debt financing and the exercise of warrants reduced by the payment of borrowings under our line of credit. The cash generated in 2006 was primarily from the exercise of stock warrants by investors. The increase in 2005 is primarily from the private financing on March 31, 2005, net of expenses, and from borrowings under our bank line of credit, offset by payment of notes related to the 2helix acquisition of $2.1 million.

COST CONTAINMENT PROGRAM

We have reduced the number of full time employees during the past three fiscal years. We carried these cost reduction measures to our 2helix acquisition when that company was integrated. We continue to monitor revenue projections and our planned expenditures are based upon our expected revenue levels. We expect to have increased costs and continuing liquidity demands in the current fiscal year as we devote significant efforts to delivering products and services, supporting our customers under existing contracts and investing in new products. We also expect to add some additional head count in the sales and other areas to market and support our new products.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes contractual obligations and commitments as of June 30, 2007:

Contractual Obligation	Payments Due by Period (amounts in thousands)				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$ 2,028	$ 976	$ 796	$ 256	$ -
Other commitments	24	19	5	-	-
Total commitments	$ 2,052	$ 995	$ 801	$ 256	$ -

We also have issued standby letters of credit for security deposits for office space and to guarantee service contracts as summarized in the following table. The standby letters of credit have a one-year term and renew annually.

Other Commercial Commitments	Amount of Commitment Expiration Per Period (amounts in thousands)				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Standby Letters of Credit	$ 349	$ 296	$ 53	$ -	$ -

Series A Senior Secured Convertible Notes

On June 8, 2007, ACE*COMM Corporation completed a private placement of $4.2 million of senior secured convertible notes, yielding net proceeds to the Company of $3.6 million. The notes are to be repaid over a 3-year period ending June 2010, in equal monthly installments beginning December 30, 2008, 18 months into the term of the notes. Repayment must be in cash or, if the Company's market price is 10% or more above the conversion price, in shares of the Company's common stock, valued at the conversion price (or at the market price, in the event of payment of interest in stock). The stock portion of any repayment may not exceed 100% of the daily trading volume of the Company's common stock without consent of the investors. The Company has a limited right to defer a specified number of monthly installments.

The interest rate of 11.25% per annum will be reduced by 1% for every 25% increase in the share price over the life of the loan, but will be re-adjusted in the event of a subsequent share price reduction. The notes are convertible, from time to time, into shares of the Company's common stock at a fixed conversion price of $0.80 per share, subject to certain adjustments. These adjustments will include an adjustment provision commonly known as a "ratchet," which automatically lowers the conversion price if subsequent issuances of equity occur at a price below the conversion price, although the agreements prohibit the Company from making such issuances of equity and thereby lowering the conversion price until all necessary shareholder approvals have been obtained. The notes also include standard provisions which adjust the conversion rate in the event of a stock split, stock dividend, combination or similar corporate transaction.

The notes are guaranteed by the Company's subsidiaries and secured by a pledge of substantially all assets of the Company and its subsidiaries. These notes replace the Company's outstanding lines of credit with Silicon Valley Bank, which were repaid at closing. The notes contain

Management's Discussion and Analysis

various financial covenants, including requirements to maintain specified minimum tangible net worth, cash, quarterly revenues, EBITDA and eligible working capital. Events of default include the failure to pay principal, interest or other payments when due, the Company's common stock ceasing to be listed on Nasdaq or over the bulletin board, material breaches of the investment documents, certain change of control events and specified bankruptcy events. Upon an event of default, the principal and all accrued interest may be accelerated at the option of the holders and become immediately due and payable, and the holders have the right to require the Company to repurchase the notes at a price equal to 125% of the outstanding principal amount plus accrued interest.

The investment documents contain various limitations on other debt and equity financings during the three years in which the notes are outstanding, and require the proceeds of any such financings to be used to make an offer to pay down the notes. Those limitations include prohibitions on the incurrence of other senior or secured debt and rights of first refusal in the event of other debt and equity financings. The investors also have rights of approval over proposed sales of assets and rights of first refusal in the event of sales of any business line.

The note holders were also issued warrants to purchase up to 1,860,760 shares of our common stock, exercisable for a period of 7 years, at a strike price of $0.84 per share, subject to certain adjustments. These adjustments will include an adjustment provision commonly known as a "ratchet," which automatically lowers the warrant strike price if subsequent issuances of equity occur at a price below the warrant strike price, although the agreements prohibit us from making such issuances of equity and thereby lowering the strike price until all necessary shareholder approvals have been obtained. The warrants also include standard provisions which adjust the number of shares and exercise price in the event of a stock split, stock dividend, combination or similar corporate transaction. The warrants may be exercised for cash or on a cashless basis. In addition, we have agreed to grant additional warrants under a "re-load" provision, should we exercise its call right or the holders exercise their warrants following the two year anniversary of the closing date at a time when the market price is 200% or more above the conversion price.

We have also agreed to allow the investors to designate a non-voting board observer entitled to attend all board meetings until principal is paid on the note or December 2008, whichever is later.

These notes replace our outstanding lines of credit with Silicon Valley Bank, which were repaid at closing.

LINES OF CREDIT

On November 14, 2006, we renewed our loan and security agreement and entered into an amended and restated loan and security agreement with Silicon Valley Bank. This amended agreement was terminated on June 8, 2007 when we completed our private placement. Before the amended agreement was terminated, we were able to borrow based upon the amount of our approved borrowing base of eligible accounts receivable, up to a maximum of $3.5 million. The line of credit had sub limits of $500 thousand for cash secured letters of credit and $1.75 million for U.S. Export Import Bank usage. We were able to draw up to 70% of our eligible accounts receivable under the master line and 70% of our eligible foreign accounts receivable under the U.S. Export Import Bank sub limit line. Inclusive to the U.S. Export Import Bank sub limit was a $250 thousand sub limit for 50% of the UK eligible accounts receivable.

Amounts borrowed under our previous lines bore interest at a rate equal to the bank's prime rate plus 1.75% per annum, charged on the average daily balance of advances outstanding, payable monthly and calculated on a 360 days per year basis. We also paid certain costs and expenses of the bank in administering the line. The receivables comprising the borrowing base could not be more than 90 days aged, could not be in dispute, and needed to conform to other eligibility requirements. The agreement had a monthly quick ratio covenant, which needed to be complied with on an intra-quarterly basis, and a minimum tangible net worth covenant that needed to be complied with on a quarterly basis. The agreement also subjected the Company to non-financial covenants, including

Management's Discussion and Analysis

restrictions over dividends and certain reporting requirements.

We had an additional loan and security agreement, which provided a second line of credit for the financing of non-standard accounts receivable. This agreement was terminated on June 8, 2007 when we completed our private placement. Under this second line, we were able to borrow based upon a borrowing base of specifically-approved accounts receivable not part of the borrowing base for our other line of credit, up to a maximum of $1.5 million.

ACE*COMM's obligations under both agreements were secured by a security interest in all of our assets and intellectual property. Advances made to ACE*COMM were payable in full upon demand in the event of default under the agreement. There was $151 thousand on the then-outstanding accounts receivable line on June 8, 2007 when the lines of credit were paid in full and terminated. We do not currently have any lines of credit available to us.

LIQUIDITY ANALYSIS

At June 30, 2007, we had cash and cash equivalents and restricted cash of $3.0 million. In 2007, we reduced our operating expenses but expect to have liquidity demands during the current fiscal year as we devote significant efforts to delivering products and services and supporting our customers under the contracts resulting in our backlog at June 30, 2007 and expected new business. Additionally, we are investing in the development and sales and marketing activities for our Parental Controls products.

We are continuing to manage our expenses to conserve cash and maintain adequate liquidity. In the fourth quarter of 2007, we reduced annual expenses by approximately $3.0 million annually and we were able to increase revenues in the quarter, but not to the level to reach break even. We have no significant commitments for capital expenditures at June 30, 2007. We believe that cash flows from operations, particularly collection of outstanding accounts receivable, receipt of new contracts, and our current cash will support our working capital requirements for the next twelve months, based on our current expectations as to anticipated revenue, expenses and cash flow.

In June of 2007 we raised $4.2 million of convertible debt financing that provided working capital and in conjunction with the April 2007 reduction in operating expenses by approximately $3.0 million per annum achieved primarily through a reduction in personnel and personnel related costs, we have reduced our liquidity demands. To avoid future liquidity problems we must increase revenues or we will have to raise additional capital. This financing, or any other financing that may be available to us, is likely to be more expensive than previous financings and there is no assurance that future financings can be closed.

The $4.2 million of senior secured convertible notes issued to the selling stockholders in our recent private placement must be repaid in cash unless certain conditions exist that allow us to repay such notes in shares of common stock, including that the market price of our common stock is 10% or more above the conversion price and that the stock portion of any repayment not exceed 100% of the daily trading volume of our common stock without consent of the investors. We have only a limited right to defer a specified number of monthly installments. Since the daily trading volume of our common stock has been well below the amount needed to allow us to pay in stock, and since the recent market price of our common stock has been well below the conversion price, our ability to repay the notes will depend upon the willingness of the investors to accept repayment in stock or on our having or raising the cash needed to repay. Principal is to be repaid in eighteen equal payments beginning in December 2008.

Certain provisions from our recent private placement could make it more difficult for us to raise financing in the future, including an anti-dilution right known as a ratchet under which the note conversion price and warrant exercise price would decrease, and accordingly the number of shares issuable under the notes and warrants would increase, in the event we make subsequent issuances of equity at a price less than the note conversion price and warrant exercise price, unless the anti-dilution provision is waived or modified by the note holders. If the subsequent issuance is at a significantly lower price, the increase in the number of shares could be

Management's Discussion and Analysis

substantial, causing existing stockholders to suffer significant dilution in ownership interests and voting rights. These provisions also may inhibit our ability to raise additional equity capital while the notes and warrants are outstanding. We also agreed not to incur any senior debt and not to incur more than $2.5 million of subordinated debt, and substantially all of our assets have been pledged to secure certain indebtedness under the notes and we have agreed not to pledge any assets to support other indebtedness. With respect to equity offerings, we have granted the investors a right of first refusal, for as long as the notes are outstanding, to participate in any subsequent equity financing that we conduct. Further, we have agreed to use all proceeds of any equity or debt financing to fund an offering to repurchase the notes plus a 25% premium. These provisions may hamper our ability to raise additional capital while the notes are outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk related to our Series A Senior Secured Convertible Notes. As of June 30, 2007, we owed $4.2 million on these notes. Our market risk sensitive instruments do not expose us to material market risk exposures. Should interest rates increase or decrease 1%, interest expense would increase or decrease $42 thousand per year based on our borrowings as of June 30, 2007. We are exposed to foreign currency risks related to our foreign operations. Principal currencies we have exposure to include the British pound and Canadian dollar. We do not hedge these exposures and fluctuations could impact our results of operations, financial position, and cash flows.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock Prices

Our common stock is traded on the Pink Sheets under the symbol "ACEC.PK."

The following table sets forth for the periods indicated the highest and lowest bid prices at the 4:00 p.m. close for the shares of common stock reported on the Nasdaq Small-Cap Market.

Years ended June 30

	2007		2006	
	High	Low	High	Low
1st Quarter	$ 2.72	$ 1.81	$ 2.66	$ 2.20
2nd Quarter	1.77	0.86	3.14	2.36
3rd Quarter	1.39	0.86	3.62	2.58
4th Quarter	1.17	0.67	2.83	2.55

As of September 21, 2007 the market price of ACE*COMM common stock was $0.46.

Common Stockholders

As of September 21, 2007, there were 19,035,123 common shares outstanding and held by 132 shareholders of record.

Dividends

We have never declared nor paid cash dividends on the Common Stock. ACE*COMM currently intends to retain earnings, if any, to finance the growth and development of our business and does not anticipate paying cash dividends in the foreseeable future. The future payment of cash dividends, if any, is within the discretion of the Board of Directors and will depend on the future earnings, capital requirements, financial condition and future prospects of ACE*COMM and such other factors, as the Board of Directors may deem relevant. Under the term of our notes, ACE*COMM cannot pay or declare dividends without the approval of our investors.

Report of Grant Thornton LLP Independent Auditors

Board of Directors and Shareholders
ACE*COMM Corporation

We have audited the accompanying consolidated balance sheets of ACE*COMM Corporation (a Maryland Corporation) (the Company), as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration over internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACE*COMM Corporation as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grant Thornton LLP
McLean, Virginia
September 28, 2007

Consolidated Balance Sheets

As of June 30, in thousands, except share and per share amounts

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,622	$ 946
Restricted cash	349	-
Accounts receivable, net	3,831	10,981
Inventories, net	769	838
Deferred contract costs	-	18
Prepaid expenses and other	688	571
Total current assets	8,259	13,354
Property and equipment, net	749	787
Goodwill	386	522
Acquired intangibles, net	512	1,041
Other non-current assets	597	657
Total assets	$ 10,503	$ 16,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings	$ -	$ 2,970
Accounts payable	880	1,114
Accrued expenses	1,758	1,940
Accrued compensation	878	606
Deferred revenue	3,798	3,617
Total current liabilities	7,314	10,247
Series A Senior Convertible Notes, net of a debt discount	-	
of $1,780 at June 30, 2007	2,420	-
Long-term notes payable	-	17
Total liabilities	9,734	10,264
Commitments and contingencies (Note 12)	-	-
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding		
Common stock, $.01 par value, 45,000,000 shares authorized, 18,647,962 and 17,788,032 shares issued and outstanding	186	178
Additional paid-in capital	39,320	35,257
Other comprehensive loss	(28)	(91)
Accumulated deficit	(38,709)	(29,247)
Total stockholders' equity	769	6,097
Total liabilities and stockholders' equity	$ 10,503	$ 16,361

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Years ended June 30, in thousands, except share and per share amounts

	2007	2006	2005
Revenue			
Licenses and hardware	$ 3,670	$ 12,875	$ 8,734
Services	9,612	13,796	11,227
Total revenue	13,282	26,671	19,961
Cost of licenses and hardware revenue	1,900	2,970	3,276
Cost of services revenue	7,489	7,171	5,673
Total cost of revenue	9,389	10,141	8,949
Gross profit	3,893	16,530	11,012
Selling, general and administrative	10,862	12,159	9,774
Research and development	2,229	3,866	2,694
In process research and development acquired	-	-	5,118
(Loss) income from operations	(9,198)	505	(6,574)
Interest expense	208	223	53
Gain from settlement of debt obligation	-	-	228
(Loss) income before income tax provision	(9,406)	282	(6,399)
Income tax provision (benefit)	56	(37)	63
Net (loss) income	$ (9,462)	$ 319	$ (6,462)
Net (loss) income per share			
Basic	$ (0.53)	$ 0.02	$ (0.44)
Diluted	$ (0.53)	$ 0.02	$ (0.44)
Shares used in computing net (loss) income per share:			
Basic	17,861	16,899	14,555
Diluted	17,861	17,442	14,555

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

in thousands

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Other Comprehensive Loss	Accumulated Deficit	Total
Balance, July 1, 2004	13,761	$ 138	$ 28,475	$ (41)	$ (23,104)	$ 5,468
Exercise of common stock options	29	-	33	-	-	33
Employee stock purchase plan	41	-	53	-	-	53
Foreign currency translations repurchases and warrants	-	-	-	9	-	9
Issuance of warrants to consultant	123	1	(1)	-	-	-
Private financing	1,000	10	2,120	-	-	2,130
2helix transaction	1,740	18	4,128	-	-	4,146
Net loss	-	-	-	-	(6,462)	(6,462)
Balance, June 30, 2005	16,694	167	34,808	(32)	(29,566)	5,377
Exercise of common stock options	331	3	585	-	-	588
Employee stock purchase plan	30	-	64	-	-	64
Stock option compensation expense	-	-	99	-	-	99
Foreign currency translation	-	-	-	(59)	-	(59)
Exercise of warrants	152	2	352	-	-	354
Purchase of software license	326	3	787	-	-	790
Issuance of restricted stock	137	2	82	-	-	84
2helix re-negotiation	118	1	(1,520)	-	-	(1,519)
Net income	-	-	-	-	319	319
Balance, June 30, 2006	17,788	178	35,257	(91)	(29,247)	6,097
Exercise of common stock options	14	-	18	-	-	18
Employee stock purchase plan	37	-	69	-	-	69
2helix notes payable settlement	139	1	287	-	-	288
Exercise of warrants	688	7	1,591	-	-	1,598
Payment of interest from financing	27	-	26	-	-	26
Restricted stock grants, net of forfeitures	(45)	-	82	-	-	82
Warrants granted in connection with the sale of Series A Senior Secured Convertible Notes	-	-	1,814	-	-	1,814
Stock option compensation expense	-	-	176	-	-	176
Foreign currency translation	-	-	-	63	-	63
Net loss	-	-	-	-	(9,462)	(9,462)
Balance, June 30, 2007	18,648	$ 186	$ 39,320	$ (28)	$ (38,709)	$ 769

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years ended June 30, in thousands

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (9,462)	$ 319	$ (6,462)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,479	1,452	732
Provision for doubtful accounts and inventory obsolescence	(1)	195	126
Stock option and restricted stock compensation expense	258	181	-
Gain from settlement of debt obligation	-	-	(228)
Issuance of common stock as payment of interest	26		
In process research and development costs acquired	-	-	5,118
Changes in operating assets and liabilities, net of effects of merger:			
Deposit of restricted cash	(349)	-	-
Accounts receivable	7,151	(5,720)	(1,131)
Inventories, net	69	174	51
Prepaid expenses and other assets	102	30	(270)
Deferred contract costs	18	67	486
Accounts payable	(234)	(265)	31
Accrued liabilities	136	(570)	(102)
Deferred revenue	181	1,577	332
Net cash used in operating activities	(626)	(2,560)	(1,317)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash acquired in 2helix acquisition	-	-	392
Purchases of property and equipment	(384)	(626)	(183)
Purchases of other non-current assets	(82)	(438)	(226)
Contract rights acquired from Intasys	-	-	(100)
Net cash used in investing activities	(466)	(1,064)	(117)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net borrowings on line of credit	(2,607)	997	1,060
Payment on 2helix notes related to acquisition	-	-	(2,076)
Other notes payable	17	(57)	72
Proceeds from employee stock purchase plan and exercise of stock options	87	652	87
Proceeds from sale of Series A Senior Secured Convertible Notes, net of costs	3,594	-	-
Net proceeds from private financing transactions	-	-	2,131
Proceeds from exercise of stock warrants	1,597	354	-
Net cash provided by financing activities	2,688	1,946	1,274
Net increase (decrease) in cash and cash equivalents	1,596	(1,678)	(160)
EFFECT OF EXCHANGE RATE CHANGE ON CASH	80	(59)	(38)
Cash and cash equivalents at beginning of year	946	2,683	2,881
Cash and cash equivalents at end of year	$ 2,622	$ 946	$ 2,683
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the period for interest	$ 142	$ 222	$ 57
Cash paid during the period for income taxes	$ 2	$ 24	$ 63
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Issuance of common stock in connection with software purchase	$ -	$ 790	$ -
Issuance of common stock in connection with 2helix purchase	$ -	$ -	$ 5,508
Return of common stock in connection with the 2helix re-negotiation	$ -	$ 1,519	$ -
2helix re-negotiation reduction of notes payable and accrued interest	$ -	$ 356	$ -
Common stock issued in connection with the settlement of 2helix note payable	$ 288	$ -	$ -
Warrants granted in connection with the Series A Senior Secured Convertible Notes	$ 1,814	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 - ORGANIZATION

ACE*COMM Corporation (the "Company"), incorporated in Maryland in 1983, delivers enterprise telemanagement applications and advanced Convergent Mediation™ solutions to wired and wireless voice, data, and Internet communications providers. ACE*COMM's technology enables the capture, security, validation, correlation, augmentation, and warehousing of data from network elements and distributes it in appropriate formats to OSS ("Operations Support Systems") and BSS ("Business Support Systems") operations. ACE*COMM's products are tailored to each customer's needs, providing the capabilities to extract knowledge from their networks which they use to reduce costs, accelerate time-to-market for new products and services, generate new sources of revenue, and push forward with next-generation initiatives.

ACE*COMM Corporation, and its wholly owned subsidiaries, Solutions ACE*COMM Corporation, incorporated in Quebec in 1996, ACE*COMM Solutions UK Limited, incorporated in the United Kingdom in 2003, ACE*COMM Solutions Australia Pty Limited, incorporated in Australia in 2004, i3 Mobile acquired in December 2003 and Double Helix Solutions Limited acquired in March 2005, are referred to in this document collectively as ACE*COMM or the Company, unless otherwise noted or the context indicates otherwise. All inter-company transactions have been eliminated.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include management's forecasts of contract costs and progress toward completion, which are used to determine revenue recognition under the percentage-of-completion method; estimates of allowances for doubtful accounts receivable and inventory obsolescence; impairment of long-lived assets, and tax valuation allowances.

Earnings (Loss) per Share

The basic net earnings (loss) per share presented in the accompanying financial statements is computed using weighted average common shares outstanding. Diluted net earnings per share generally includes the effect, if dilutive, of potential dilution that could occur if securities or other contracts to issue common stock (e.g. stock options and warrants) were exercised and converted to common stock. Because of the reported net losses for fiscal years 2007 and 2005, the effect of including potentially dilutive securities is anti-dilutive and therefore they have been excluded. If stock options and warrants had been included, shares used in the diluted loss per share calculation would have increased by 262,674 and 307,283 shares for fiscal years 2007 and 2005, respectively. The impact of the conversion of the Series A Senior Secured Convertible Notes has been excluded since the conversion would have been antidilutive.

Revenue Recognition

ACE*COMM derives revenues primarily from contracts with telecommunication carriers and large enterprises for hardware, software license fees, professional services, and maintenance and support fees. These products and services are formalized in a multiple element arrangement involving application of existing software capabilities or modification of the underlying software and implementation services. Our software licenses to end-users generally provide for an initial license fee to use the product in perpetuity. Under certain contracts, ACE*COMM licenses its software to resellers for subsequent modification and resale. Our customers, including resellers, do not possess the right to return or exchange products. Subscription revenue, included in Operational Support Systems revenue, is recognized on a monthly basis based upon the

Notes to the Consolidated Financial Statements

number of telephone subscribers of our customers.

We often enter into multiple element arrangements that do not involve significant modification or customization of the related software. In these instances, ACE*COMM recognizes revenue in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," and allocates revenue to each element of the arrangement based on vendor specific objective evidence of the element's fair value. Revenue for software licenses in these instances is recognized upon delivery (i.e. transfer of title), when a signed agreement exists, the fee is fixed and determinable, and collection of the resulting receivable is probable. If vendor specific objective evidence does not exist, we defer the related revenue. Maintenance revenue is recognized ratably over the term of the respective maintenance period.

In situations when our products involve significant modification or customization of software, or when our systems integration and product development are essential to the functionality of the software, revenues relating to the software licenses and services are aggregated and the combined revenues are recognized on a percentage-of-completion basis. Approximately 10%, 12%, and 3% of our revenues were calculated under this method for the fiscal years ended June 30, 2007, 2006, and 2005 respectively. The hardware revenue on these contracts is recognized upon transfer of title, which generally occurs at the same time the licensed software is delivered as the majority of the hardware is from third parties and the hardware is rarely modified.

Revenue recognized using the percentage-of-completion method is based on the estimated stage of completion of individual contracts determined on a cost or level of efforts basis. We compare the budgeted level of effort to actual level of effort incurred each month. The estimated level of effort to complete an individual contract is adjusted accordingly. Also, at each month end the cumulative progress is measured and adjusted so that at each month end the cumulative progress on each contract matches the then current view of the percentage completed. If the actual level of effort incurred plus the estimated level of effort to complete exceeds the level of effort consistent with making a profit on a contract, then the loss on the contract would be recognized in the month that the loss becomes evident.

When our contracts contain extended payment terms, we defer recognition of revenue until amounts become due pursuant to payment schedules and no other uncertainties exist. We correspondingly defer a proportionate amount of contract cost, which will be matched against the deferred revenue when recognized. Should management make the determination that previously deferred revenue will not be recognized, the corresponding amount of deferred contract cost will be charged to expense at that time. In accordance with this policy, we have no deferred contract costs as of June 30, 2007 and $18 thousand as of June 30, 2006.

Our revenue recognition policy takes into consideration the creditworthiness of the customer in determining the probability of collection as a criterion for revenue recognition. The determination of creditworthiness requires the exercise of judgment, which affects our revenue recognition. If a customer is deemed to be not creditworthy, all revenue under arrangements with that customer is recognized only upon receipt of cash. The creditworthiness of such customers is re-assessed on a regular basis and revenue is deferred until cash is received. In addition, when our contracts contain customer acceptance provisions, management assesses whether uncertainty exists about such acceptance in determining when to record revenue.

Cash and Cash Equivalents

ACE*COMM considers all investments with an original maturity of three months or less to be cash equivalents. Cash held in foreign bank accounts was $269 thousand and $47 thousand at June 30, 2007 and 2006, respectively.

Notes to the Consolidated Financial Statements

The Company maintains a cash deposit of $349 thousand, which is restricted cash used as collateral for letters of credit issued as security deposits on office leases and contract deposits.

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets and intangible assets whenever certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment exist, the estimated future net undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognized. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated net cash flows. We did not record an impairment during the years ended June 30, 2007 or 2006.

Intangibles and Goodwill

Intangibles and goodwill acquired in connection with business acquisitions are stated at their fair value on the date of purchase. The cost of intangibles which are subject to amortization are amortized on a straight-line basis over their expected lives of two to five years. The recoverability of carrying values of amortizable intangible assets is evaluated on a recurring basis whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recovery of assets to be held and used is measured by comparing the carrying value of these assets with the expected future cash flows generated by the assets. If the assets are considered to be impaired, the impairment is recognized by the amount which the carrying amount of the assets exceeds their fair value. Goodwill and intangibles with indefinite lives are not amortized, but are subject to an annual impairment test, pursuant to the provision of FAS No. 142: Goodwill and Other Intangible Assets. The primary indicators are current and forecasted profitability and cash flow of the related business.

There have been no adjustments to the carrying values of goodwill or intangible assets resulting from these impairment tests during 2007.

For the year ended June 30, 2007 and 2006, amortization expense for identified intangibles acquired totaled $1.1 million and $976 thousand respectively. Estimated future aggregate annual amortization expense for intangible assets is as follows (in thousands):

Year	Amount	
2008	$	376
2009	$	136

Inventories

Inventories consist principally of purchased materials to be used in the production of finished goods and are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. We periodically review our inventories against future estimated demand and usage and either write down or reserve against inventory carrying values.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows: equipment and vehicles over five to seven years; computer equipment over three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the improvements' estimated useful lives or related remaining lease terms. Maintenance and repair costs are charged to current earnings.

Income Taxes

ACE*COMM accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws

Notes to the Consolidated Financial Statements

that will be in effect when the differences are expected to reverse. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of debt issued pursuant to our bank credit agreements approximate fair value because the interest rates on these instruments change with market interest rates.

Foreign Currency

The Company considers the functional currency of its foreign subsidiaries to be the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date and revenue, costs and expenses are translated at average rates of exchange in effect during the relevant period. Translation gains and losses are reported within accumulated other comprehensive income (loss).

Total other comprehensive income (loss) consists of the following:

Years ended June 30, in thousands

		2007		2006		2005
Net (loss) income	$	(9,462)	$	319	$	(6,462)
Other comprehensive income (loss) - Foreign Currency Translation		63		(59)		9
Total other comprehensive income (loss)	$	(9,399)	$	260	$	(6,453)

Share Based Payments

On July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payments ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors using a fair based option pricing model, and eliminates the alternative to use the intrinsic value method of accounting for share-based payments. SFAS 123R was effective for our fiscal year beginning on July 1, 2005. We have applied the modified prospective transition method; accordingly, compensation expense is reflected in the financial statements beginning July 1, 2005, with no restatement of prior periods. Compensation expense is recognized for awards that are granted, modified, repurchased or cancelled on or after July 1, 2005, as well as for the portion of awards previously granted that have not vested as of July 1, 2005. Share-based tax-affected compensation expense recognized under SFAS 123R for the year ending June 30, 2007 was $175 thousand. This resulted in a $0.01 decrease in both basic and diluted earnings per share for the year ended June 30, 2007. As of June 30, 2007, total unamortized compensation expense related to non-vested share-based compensation was $233 thousand and is expected to be recognized $129 thousand in fiscal 2008, $71 thousand in fiscal 2009 and $33 thousand in fiscal 2010.

During the fiscal year ended June 30, 2007, the Company granted 21,000 stock options under the 2000 Stock Option Plan for Directors with a fair value of $14 thousand and we recognized $3 thousand expense related to these options during the period. In addition, 543,000 stock options were granted in fiscal 2007 under the Amended and Restated Omnibus Stock Plan with a fair value of $373 thousand and we recognized $111 thousand expense related to these options during the period. Prior to the adoption of SFAS 123R, the Company

Notes to the Consolidated Financial Statements

accounted for share-based awards in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations which provided that the compensation expense relative to the Company's employee stock options be measured based on the intrinsic value of the stock option. Under the intrinsic value method, no share-based compensation expense had been recognized in the Company's operating results because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In accordance with Statement of Financials Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) and Statement of Financials Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), the Company provided pro forma information regarding net earnings and net earnings per share as if compensation costs for the Company's share-based awards had been determined in accordance with the fair value method.

SFAS No. 123R requires disclosure of pro forma information for periods prior to the adoption. The pro forma disclosures are based on the fair value of awards at the grant date, amortized to expense over the service period. The following table illustrates the effect on net earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation in 2005.

For Year Ended June 30, 2005, in thousands

Net income, as reported	$	(6,462)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$	(1,227)
Pro forma net income	$	(7,689)
Income per share:		
Basic – as reported	$	(0.44)
Basic – pro forma	$	(0.53)
Diluted – as reported	$	(0.44)
Diluted – pro forma	$	(0.53)

The weighted-average fair value of each stock option included in the preceding pro forma amounts is estimated using the Black-Scholes option pricing model and is amortized ratably over the vesting period of the options which is typically 3 years.

During the years ended June 30, 2007, 2006 and 2005 the average per share fair value of stock options granted during fiscal years 2007, 2006 and 2005 was $0.66, $0.33 and $1.35, respectively, as determined by the Black-Scholes option pricing model (assuming a risk-free interest rate of 4.6%, 4.5% and 3.1%, respectively, expected life of 5 years, 3 years, and 3 years, respectively, expected volatility of 95%, 82.8% and 109.5%, respectively, and no dividends). The weighted average remaining contractual life of options outstanding as of June 30, 2007 was 5 years.

Transactions for which non-employees are issued equity instruments for goods or services received are recorded by the Company based upon the fair value of the goods or services received or the fair value of the equity instruments issued, whichever is more readily measured. In September 2005, we issued 325,625 shares of common stock for a non-exclusive perpetual software license to be utilized to enhance our flexible mediation product and rating capabilities. The license is valued at $1.3 million. This is based on the fair value of common stock we issued for $791 thousand, $500 thousand paid in cash and $50 thousand to be paid in one year. The stock value is based on the weighted average for the two days prior and two days subsequent to the

Notes to the Consolidated Financial Statements

measurement date of August 17, 2005, which is the date we formally received the source code. The cost of the license is being amortized over 36 months beginning in October 2005, which is the date sales efforts began.

Recently Issued Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 "Accounting for Uncertainty of Income Taxes," which is an interpretation of FAS 109, "Accounting for Income Taxes" (FIN 48). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the Company, this Interpretation is effective as of July 1, 2007 and the cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of July 1, 2007. We are currently evaluating the impact of FIN 48 on our financial statements.
In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards "SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is currently evaluating the potential impact of SFAS No. 159 on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial position.

3 – ACCOUNTS RECEIVABLE

As of June 30, accounts receivable consist of the following, in thousands

		2007		2006
Billed receivables	$	2,380	$	8,517
Unbilled and other receivables		1,616		2,697
Allowance for doubtful accounts		(165)		(233)
	$	3,831	$	10,981

Billed
At June 30, 2007, two domestic customers comprised $484 thousand, or 20% of total billed receivables and three international customers comprised $776 thousand, or 33% of the total billed receivables. At June 30, 2006, one domestic customer comprised $3.0 million, or 35 % of total billed receivables and four international customers comprised $2.1 million, or 24% of the total billed receivables.

Notes to the Consolidated Financial Statements

Unbilled
Unbilled receivables include costs and estimated profit on contracts in progress that have been recognized as revenue but not yet billed to customers under the provisions of specific contracts. Substantially all unbilled receivables are expected to be billed and collected within one year.

4 – INVENTORIES

As of June 30, inventories consist of the following, in thousands:

		2007		2006
Inventories	$	1,203	$	1,196
Allowance for obsolescence		(434)		(358)
	$	769	$	838

The Company increased the provision for obsolescence by $76 thousand, $37 thousand, and $126 thousand in 2007, 2006 and 2005, respectively, including such increases in cost of revenue.

5 – PROPERTY AND EQUIPMENT

As of June 30, property and equipment consists of the following, in thousands:

		2007		2006
Computer equipment	$	4,965	$	5,272
Lab test equipment		136		137
Office equipment		764		729
Leasehold improvements		613		560
Vehicles		49		49
		6,527		6,747
Less accumulated depreciation		(5,778)		(5,960)
	$	749	$	787

Depreciation expense for the years ended 2007, 2006 and 2005 was $433 thousand, $476 thousand, and $360 thousand, respectively.

6 – BORROWINGS

Series A Senior Secured Convertible Notes
On June 8, 2007, ACE*COMM Corporation completed a private placement of $4.2 million of senior secured convertible notes, yielding net proceeds to the Company of $3.6 million. The notes are to be repaid over a 3-year period ending June 2010, in equal monthly installments beginning December 30, 2008, 18 months into the term of the notes. Repayment must be in cash or, if the Company's market price is 10% or more above the conversion price (which is defined later), in shares of the Company's common stock, valued at the conversion price (or at the market price, in the event of payment of interest in stock). The stock portion of any repayment may not exceed 100% of the daily trading volume of the Company's common stock without consent of the investors. The Company has a limited right to defer a specified number of monthly installments.

The interest rate of 11.25% per annum will be reduced by 1% for every 25% increase in the share price over the life of the loan, but will be re-adjusted in the event of a subsequent share price reduction. The notes are convertible, from time to time, into shares of the Company's common stock at a fixed conversion price of $0.80 per share, subject to certain adjustments. These adjustments will include

Notes to the Consolidated Financial Statements

an adjustment provision commonly known as a "ratchet," which automatically lowers the conversion price if subsequent issuances of equity occur at a price below the conversion price, although the agreements prohibit the Company from making such issuances of equity and thereby lowering the conversion price until all necessary shareholder approvals have been obtained. The notes also include standard anti-dilution provisions, which adjust the conversion rate in the event of a stock split, stock dividend, combination or similar corporate transaction.

The notes are guaranteed by the Company's subsidiaries and secured by a pledge of substantially all assets of the Company and its subsidiaries. Proceeds from these notes replace the Company's outstanding lines of credit with Silicon Valley Bank. The notes contain various financial covenants, including requirements to maintain specified minimum tangible net worth, cash, quarterly revenues, EBITDA and eligible working capital. Events of default include the failure to pay principal, interest or other payments when due, the Company's common stock ceasing to be listed on Nasdaq or over the bulletin board, material breaches of the investment documents, certain change of control events and specified bankruptcy events. Upon an event of default, the principal and all accrued interest may be accelerated at the option of the holders and become immediately due and payable, and the holders have the right to require the Company to repurchase the notes at a price equal to 125% of the outstanding principal amount plus accrued interest.

The investment documents contain various limitations on other debt and equity financings during the three years in which the notes are outstanding, and require the proceeds of any such financings to be used to make an offer to pay down the notes. Those limitations include prohibitions on the incurrence of other senior or secured debt and rights of first refusal in the event of other debt and equity financings. The investors also have rights of approval over proposed sales of assets and rights of first refusal in the event of sales of any business line. At June 30, 2007, the Company was in compliance with all covenants.

In connection with the issuance of these notes, the Company issued stock purchase warrants for the purchase of up to 1,860,760 shares of the Company's common stock at $0.84 per share. This stock purchase warrant expires on June 8, 2014. Based on the relative fair value of the note and stock purchase warrants, the stock purchase warrant has been assigned a value of $933 thousand, which represents a note discount. The Company also calculated the value of beneficial conversion feature associated with these notes of $880 thousand. The discount, related to the warrants and beneficial conversion feature, will be amortized to interest expense over the life of the notes. The Company has a best efforts obligation to register the shares and has filed a registration statement.

Lines of Credit

On November 14, 2006, we renewed our loan and security agreement and entered into an amended and restated loan and security agreement with Silicon Valley Bank. This amended agreement was terminated on June 8, 2007 when we completed our private placement. Before the amended agreement was terminated, we were able to borrow based upon the amount of our approved borrowing base of eligible accounts receivable, up to a maximum of $3.5 million. The line of credit had sub limits of $500 thousand for cash secured letters of credit and $1.75 million for U.S. Export Import Bank usage. We were able to draw up to 70% of our eligible accounts receivable under the master line and 70% of our eligible foreign accounts receivable under the U.S. Export Import Bank sub limit line. Inclusive to the U.S. Export Import Bank sub limit was a $250 thousand sub limit for 50% of the UK eligible accounts receivable.

Amounts borrowed under our previous lines bore interest at a rate equal to the bank's prime rate plus 1.75% per annum, charged on the average daily balance of advances outstanding, payable monthly and calculated on a 360 days per year basis. We also paid certain costs and expenses of the bank in administering the line. The receivables comprising the borrowing base could not be more than 90 days aged, could not be in dispute, and needed to conform to other eligibility requirements. The agreement had a monthly quick ratio covenant, which needed to be complied with on an intra-

Notes to the Consolidated Financial Statements

quarterly basis, and a minimum tangible net worth covenant, which needed to be complied with on a quarterly basis. The agreement also subjected the Company to non-financial covenants, including restrictions over dividends and certain reporting requirements.

We had an additional loan and security agreement, which provided a second line of credit for the financing of non-standard accounts receivable. This agreement was terminated on June 8, 2007 when we completed our private placement. Under this second line, we were able to borrow based upon a borrowing base of specifically-approved accounts receivable not part of the borrowing base for our other line of credit, up to a maximum of $1.5 million.

ACE*COMM's obligations under both agreements were secured by a security interest in all of our assets and intellectual property. Advances made to ACE*COMM were payable in full upon demand in the event of default under the agreement. There was $151 thousand outstanding accounts receivable line on June 8, 2007 when the lines of credit were paid in full and terminated.

2helix Notes Payable
ACE*COMM had two notes payable related to the acquisition of 2helix. The notes were for £100,000 each (approximately $363 thousand in total), accrued interest at a rate of 7.5% per annum, and were paid in full on September 30, 2006 by issuing 138,704 shares of ACE*COMM stock.

7 – RETIREMENT PLANS

ACE*COMM has a 401(k) plan available to employees the first full month after commencement of their employment, provided they are at least 21 years of age. ACE*COMM may make contributions to the plan at its discretion. There were no contributions expensed by ACE*COMM during the years ended June 30, 2007, 2006, and 2005.

ACE*COMM Solutions UK Limited administers a stakeholder pension scheme. All staff that have been with the Company for three months or more are eligible to join. The Company makes a contribution to the scheme on behalf of the employee which is equivalent to 4% of the employee's gross salary. The total Company contributions were $97 thousand, $72 thousand and $75 thousand for the years ended June 30, 2007, 2006, and 2005, respectively.

8 – INCOME TAXES

ACE*COMM recorded an income tax expense of $56 thousand during 2007, an income tax benefit of $37 thousand during 2006 and an income tax expense of $63 thousand during 2005.

Income tax expense consisted of the following (in thousands):

	2007	2006	2005
Current:			
Federal	$ (1)	$ (42)	42
State	2	5	20
Foreign	55	-	1
Deferred:			
Federal	-	-	-
State	-	-	-
	$ 56	$ (37)	$ 63

Notes to the Consolidated Financial Statements

As of June 30, the primary components of our net deferred tax assets and liabilities are as follows, in thousands:

	2007	2006
Tax assets:		
Allowance for doubtful accounts	$ 63	$ 88
Inventories	311	292
Accrued expenses	533	381
Amortization	2,496	2,377
Net operating loss carryforwards	17,502	14,254
Tax credit carryforwards	26	26
Other	31	69
Gross deferred tax assets	20,962	17,487
Tax liabilities:		
Income on contracts	(560)	(1,023)
Depreciation	(92)	(88)
Gross deferred tax liabilities	(652)	(1,111)
Net deferred tax asset	20,310	16,376
Valuation allowance	(20,310)	(16,376)
Net deferred tax	$ -	$ -

At June 30, 2007, ACE*COMM had net operating loss carryforwards available to offset future taxable income of approximately $31.3 million federal and $12.7 million in Canada, which will expire from 2011 through 2027. As of June 30, 2007, ACE*COMM also had an alternative minimum tax credit carryforward of approximately $26 thousand available to reduce future tax liabilities. These tax credits do not expire.

During 2007 and 2006, stock options were exercised for the purchase of shares of common stock. The exercise of these stock options generated an income tax deduction equal to the excess of the fair market value over the exercise price. In accordance with SFAS 123(R), the Company will not recognize a deferred tax asset with respect to the excess stock compensation deductions until those deductions actually reduce our income tax liability. As such, the Company has not recorded a deferred tax asset related to the net operating losses resulting from the exercise of these stock options in the accompanying financial statements. At such time as the Company utilizes these net operating losses to reduce income tax payable, the tax benefit will be recorded as an increase in additional paid in capital.

Realization of the net deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Based on historical net operating losses and no assurance that ACE*COMM will generate any earnings or any specific level of earnings in future years, ACE*COMM established a valuation allowance on the net deferred assets at June 30, 2007 and 2006. Approximately $5.5 million of the valuation allowance as of June 30, 2007 and June 30, 2006, resulted from the tax benefit of non-qualified stock options that is included within the deferred tax benefit related to net operating loss carryforwards. If the related valuation allowance is released, this portion of the tax benefit will be credited directly to equity.

Notes to the Consolidated Financial Statements

The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision recorded for each year are as follows:

As of June 30, in thousands

	2007	2006	2005
Income tax benefit at statutory rate	$ (3,198)	$ 96	$ (2,197)
State income taxes net of Federal benefit	(365)	9	(236)
Nondeductible expenses	56	(102)	56
Impact of foreign operations	212	(266)	-
Other	-	-	44
Adjustment to deferred tax assets	(178)	(223)	-
Valuation allowance	3,524	449	2,396
Actual (benefit) provision	$ 56	$ (37)	$ 63

9 – STOCKHOLDERS' EQUITY

Employee Stock Purchase Plan

In 1999, ACE*COMM adopted an Employee Stock Purchase Plan (the "Plan") to provide a method whereby all employees have an opportunity to acquire a proprietary interest in ACE*COMM through the purchase of shares of common stock. The Plan is implemented through common stock offerings in consecutive offering periods, each constituting a calendar quarter. The option price of the common stock, purchased with payroll deductions made during an offering period, is the lower of 85% of the closing price of the common stock on the first eligible trading day of an offering period or 85% of the closing price of the common stock on the last eligible trading day of an offering period. The maximum number of shares of common stock, which may be issued under the Plan, is 480,000 shares. We issued 36,852 shares, 29,958 shares and 40,741 shares of common stock under the plan in 2007, 2006 and 2005, respectively.

Issuance of Common Stock

The warrant holders from our March 31, 2005 private placement, exercised warrants to purchase 839,653 (of the 1.9 million shares issuable thereunder) at an exercise price of $2.50 per share of which 687,653 and 152,000 shares of our common stock were purchased for net proceeds of $1.6 million and $354 thousand in fiscal year 2007 and 2006 respectively. The remaining stock warrants for the purchase of 1,060,347 shares of our common stock expired on September 2, 2006. At June 30, 2007, there were 500,000 stock warrants outstanding from this private placement at an exercise price of $3.53 per share, which will expire April 1, 2010.

During fiscal year 2007, we issued 14,375 shares of common stock through the exercise of common stock options issued under the Omnibus Stock Plan. During the fiscal year ended June 30, 2007, the Company issued 42,500 shares as restricted stock grants, which vest over four years, of which 2,500 shares were cancelled due to employee terminations. The Company recognized a $22 thousand expense during the period related to these restricted stock grants. An additional 27,513 shares were issued in June 2007 for the payment of interest due from on the Series A note. There are warrants to purchase 1,860,760 shares of common stock outstanding issued in connection with the sale of Series A Senior Convertible debt at an exercise price of $0.84 per share which expire June 8, 2014.

On September 26, 2006, we issued 138,704 shares to settle notes payable to the former 2helix owners that were due on September 30, 2006.

During fiscal year 2006, we issued 331,368 shares of common stock through the exercise of common stock options issued under the Omnibus Stock Plan. During the fiscal year ended June 30, 2006, the Company issued 148,667 shares as restricted stock

Notes to the Consolidated Financial Statements

grants of which 97,167 were cancelled, including 85,167 shares cancelled during fiscal year 2007. These grants vest over four years. The Company recognized $143 thousand expense related to these stock grants during fiscal year 2007.

During September 2005, we issued 325,625 shares of common stock for a non-exclusive perpetual software license to be utilized to enhance our flexible mediation product and rating capabilities. The license is valued at $1.3 million. This is based on stock with a market value of $791 thousand, $500 thousand paid in cash, and $50 thousand to be paid in one year. The stock value is based on the weighted average for the two days prior and two days subsequent to the measurement date of August 17, 2005, which is the date we formally received the source code. The cost of the license is being amortized over 36 months beginning in October 2005, which is the date sales efforts began.

During fiscal year 2005, we issued 122,761 shares of common stock from the exercise of stock warrants, 29,352 shares of common stock through the exercise of common stock options issued under the Omnibus Stock Plan, 1,740,294 shares in conjunction with the acquisition of 2helix and 1,000,000 shares from a private placement at $2.50 per unit.

Issuance of Warrants

On June 8, 2007, ACE*COMM Corporation completed a private placement of $4.2 million of senior secured convertible notes. In addition to the notes, 1,860,760 warrants were issued at an exercise price of 0.84 per share which will expire June 8, 2014. The warrants were valued using the Black Scholes option pricing model at approximately $933 thousand as described in Note 6. The following assumptions were used in the determination of the fair value of the warrants: volatility of 97.50%; dividend rate of 0%; risk free rate of return of 4.75% and a life of 7 years.

On March 31, 2005, we completed a private placement of 1,000,000 units at $2.50 per unit, resulting in aggregate gross proceeds to ACE*COMM of $2,500,000. Each unit sold in the private placement consisted of one share of ACE*COMM's common stock and a warrant to acquire 0.50 shares of ACE*COMM common stock at an exercise price of $3.53 per share. Together with each unit we granted an additional investment right for a six month period commencing with effectiveness of the registration statement to acquire one share of ACE*COMM common stock at an exercise price of $2.50 per share and a three-year warrant to acquire 0.50 shares of ACE*COMM common stock at an exercise price of $3.53 per share. The closing price of ACE*COMM's common stock on March 31, 2005 was $3.18.

We renegotiated the additional investment right with the investors in October 2005. Instead of a six-month additional investment right to acquire 1,000,000 shares of ACE*COMM common stock at an exercise price of $2.50 per share, each share of which would come with a five-year warrant to acquire 0.50 shares of ACE*COMM common stock at an exercise price of $3.53 per share, the investors now hold warrants to purchase 1.9 million shares at an exercise price of $2.50 per share for a six month period commencing with effectiveness of the registration statement. The registration statement covering the stock issued to the investors and the shares underlying the warrants was declared effective on March 3, 2006. In addition, certain provisions related to the possible payment of liquidated damages were modified to cap the amount of such damages, which could be paid. Management has considered the provisions of EITF 00-19 and determined the warrants to be properly classified as equity instruments.

Stock Options

Amended and Restated Omnibus Stock Plan ("Omnibus Plan")

In connection with the Shareholder-approved Omnibus Plan, ACE*COMM may grant nonqualified and incentive stock options to officers and employees. The exercise price of each option granted under the Omnibus Plan is determined by the Compensation Committee, and is limited to a minimum of the fair market value of our Common Stock on the date of grant. The Omnibus Plan also provides for the issuance of restricted or unrestricted stock, stock appreciation rights and phantom stock options. ACE*COMM may grant options under the Omnibus Plan until September 2015.
The terms of option grants and issuances of restricted stock, stock appreciation rights and phantom stock options, including vesting and

Notes to the Consolidated Financial Statements

exerciseability, are determined by the Compensation Committee of the Board of Directors. Options and phantom stock options granted to date vest either immediately or over a period of one to eight years from the date of grant, subject to accelerated vesting in certain events such as a change of control, and expire upon the earlier of the employee's termination or five or ten years from the date of grant. During the years ended June 30, 2007, 2006 and 2005 ACE*COMM did not grant any performance-based options.

During the past several years, the Company has initiated numerous cost reduction measures which have affected our employees, including their compensation. To promote employee retention, we accelerated 640,343 previously unvested employee stock options effective in June 2005. While such options were "out of the money," management believes the acceleration will provide flexibility and therefore possible value to these employees in the future. Under current accounting guidance at that time, no compensation expense was recorded in our financial statements. Had we not accelerated the vesting of these options, compensation expense of $402 thousand and $238 thousand would have been recorded in the income statement upon the required adoption of SFAS 123(R) for fiscal years 2006 and 2007, respectively. An additional 241,154 employee stock options were not accelerated as of June 30, 2005, of which 188,333 were held by executive officers of the Company.

Vested options and phantom stock options become exercisable immediately upon vesting or within three years from the date of grant. There were outstanding phantom stock options totaling 5,800, as of June 30, 2007, and 6,800 as of June 30, 2006 and 2005, and no stock appreciation rights had been granted. Compensation cost associated with the phantom stock options was immaterial.

2000 Stock Option Plan for Directors ("Directors' Plan")

The Shareholder-approved Directors' Plan provides for ACE*COMM to grant nonqualified stock options to non-employee members of our Board of Directors. The exercise price of each option granted under the Directors' Plan is limited to a minimum of the fair market value of our Common Stock on the date of grant.

Options granted starting November 2000 vest 3,000 shares each year (4,000 shares in the case of the Chairman of the Audit Committee) from the date of grant. Options become exercisable immediately upon vesting. Options granted under the Directors' Plan generally expire five years from the date of grant. In December 2004, the Board approved an amendment to the Directors' Plan, subject to approval of the stockholders at the 2005 Annual Meeting that would permit discretionary grants to outside directors, from time-to-time. The amendment was approved by the stockholders in December 2005 at the Annual Meeting. Each outside director received a discretionary grant of 10,000 option shares (13,000 shares in the case of the Chairman of the Audit Committee), such grant being effective as of December 3, 2004 (the date the grant was approved by the Board), with the shares vesting one-third per year after the date of grant.

Notes to the Consolidated Financial Statements

The following table summarizes information about stock options outstanding at June 30, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2007	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable at June 30, 2007	Weighted Average Exercise Price
$0.00 - $2.00	1,133,169	6.2	$ 1.13	558,922	$ 1.43
$2.01 - $4.00	655,009	5.2	2.67	631,010	2.69
$4.01 - $6.00	38,438	0.9	5.00	38,438	5.00
$6.01 - $8.00	196,778	1.4	6.51	196,778	6.51
$8.01 - $10.00	1,500	2.6	8.50	1,500	8.50
$10.01 - $15.00	7,504	3.9	13.54	7,504	13.54
$15.01 - $100.00	27,665	5.3	49.80	27,665	49.80
	2,060,063			1,461,817	

Information relating to all the plans is summarized as follows:

	Omnibus Plan		Directors' Plan		i3 Mobile	
	Number of Shares	Weighted Avg. Share Price	Number of Shares	Weighted Avg. Share Price	Number of Shares	Weighted Avg. Share Price
Outstanding Options at June 30, 2004	1,708,900	$ 2.88	90,000	$ 5.41	55,990	$ 33.32
Granted	397,000	1.99	21,000	2.08	-	-
Exercised	(29,352)	1.12	-	-	-	-
Expired	(57,755)	2.78	(33,000)	9.75	-	-
Outstanding Options at June 30, 2005	2,018,793	2.73	78,000	2.68	55,990	33.32
Granted	148,667	-	42,000	2.17	-	-
Exercised	(331,368)	1.77		-	-	-
Expired	(51,943)	1.62	(21,000)	3.84	(11,442)	30.49
Outstanding Options at June 30, 2006	1,784,149	2.71	99,000	2.21	44,548	34.05
Granted	585,500	0.89	21,000	0.97	-	-
Exercised	(30,628)	0.60	-	-	-	-
Expired	(434,506)	2.52	(9,000)	1.22	-	-
Outstanding Options at June 30, 2007	1,904,515	2.23	111,000	2.06	44,548	34.05
Options exercisable at						
June 30, 2005	1,777,639	$ 2.92	39,000	$ 2.98	55,990	$ 33.32
June 30, 2006	1,536,649	$ 3.02	45,002	$ 2.16	44,548	$ 34.05
June 30, 2007	1,351,268	$ 2.80	66,001	$ 2.36	44,548	$ 34.05
Options available for granting	744,288		289,000		-	

The aggregate intrinsic value of the stock options was nominal at June 30, 2007. The total intrinsic value of stock options exercised was $27 thousand, $403 thousand, and $52 thousand during the years ended June 30, 2007, 2006, and 2005, respectively.

Notes to the Consolidated Financial Statements

10 – MERGERS AND ACQUISITIONS

Double Helix Solutions Limited

On March 24, 2005, we completed the acquisition of Double Helix Solutions Limited, a company based in London that operates under the name 2helix, a provider of network asset assurance, revenue optimization, and business intelligence solutions to Tier 1 carriers, primarily in Europe. This acquisition was accounted for as a purchase and our financial statements include the results of operations from the purchase date forward.

The total purchase price for the acquisition was £4.4 million, or approximately $8.3 million, plus additional consideration under an earn-out equal to the excess of 2helix revenues during the next 12 months over £3.5 million. The purchase price consisted of 1,740,294 shares of ACE*COMM common stock valued at a per share price of $3.1648, the 10 day volume weighted average price of ACE*COMM common stock, and notes with a six month maturity in the aggregate principal amount of approximately $2.8 million. On April 8, 2005, $2.1 million of the notes were paid.

On October 28, 2005, the Company and the former owners of 2helix entered into a Deed of Variation and settlement amendment relating to the sale and purchase of the entire issued share capital of Double Helix Solutions Limited. Under the terms of the agreement, 500,000 shares of ACE*COMM stock issued in the original transaction were returned to the Company, the remaining notes and accrued interest of $745 thousand were reduced to $373 thousand and the maturity dates were extended to September 30, 2006. This was in exchange for a new earn-out of 618,084 ACE*COMM shares with a graduated payment schedule based upon the revenues generated from the sales of Network Business Intelligence products and services over the next two fiscal years ending on June 30, 2007. The minimum threshold for the earn-out was not met as of June 30, 2007 and no shares were earned. On September 26, 2006, we issued 138,704 shares to settle these revised notes.

The original purchase price of approximately $8.3 million plus costs incurred of $800 thousand for a total purchase price of $9.1 million has been reduced by approximately $1.9 million. The decrease includes 500,000 shares returned valued at $1.5 million based on the average stock price two days before and after the transaction, the reduction in notes payable of $357 thousand offset by costs incurred of approximately $160 thousand, plus accumulated amortization expense of $220 thousand for a revised purchase price of $7.2 million.

Notes to the Consolidated Financial Statements

11 – EARNINGS PER SHARE

Years ended June 30, in thousands, except per share amounts

The following is a reconciliation of the numerators and denominators of basic net income (loss) per common share ("Basic EPS") and diluted net income (loss) per common share ("Diluted EPS"):

	2007	2006	2005
Basic EPS:			
Net income (loss) (numerator):			
Net income (loss) available to common shareholders	$ (9,462)	$ 319	$ (6,462)
Shares (denominator):			
Weighted average common shares	17,861	16,899	14,555
Basic EPS	$ (0.53)	$ 0.02	$ (0.44)
Diluted EPS:			
Net income (loss)(numerator):			
Net income (loss) available to common shareholders	$ (9,462)	$ 319	$ (6,462)
Shares (denominator):			
Weighted average common shares	17,861	16,899	14,555
Stock options	-	400	-
Restricted stock	-	88	-
Warrants	-	55	-
Total weighted shares and equivalents	17,861	17,442	14,555
Diluted EPS	$ (0.53)	$ 0.02	$ (0.44)

Due to the loss incurred during the years ended June 30, 2007 and 2005, no incremental shares related to stock options are included in the calculation of Diluted EPS because the effect would be anti-dilutive. A total of 4,420,823 potentially dilutive shares related to outstanding stock options and warrants was not included in the EPS calculation at June 30, 2007 since their effect would be anti-dilutive. The impact of the conversion of the Series A Senior Secured Convertible Notes have been excluded at June 30, 2007 since the conversion into a maximum of 5,250,000 shares would have been antidilutive.

12 – COMMITMENTS AND CONTINGENCIES

ACE*COMM leases office space under non-cancelable operating leases. Lease terms range from six months to five years and include renewal options for additional periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases. Additionally, ACE*COMM leases equipment under operating leases that, in the aggregate, are not significant.

We are committed for the payment of minimum rentals under operating lease agreements through the year 2012 in the following amounts:

Year ending June 30, in thousands

	Amount
2008	$ 976
2009	572
2010	224
2011	153
2012	103
	$ 2,028

The total rental expense under operating leases was $1.2 million, $1.2 million, and $953 thousand for the years ended June 30, 2007, 2006 and 2005, respectively.

Notes to the Consolidated Financial Statements

13 – SEGMENT INFORMATION AND BUSINESS CONCENTRATION

The Company is managed as one segment and results are measured based on revenue type and not business unit. However, we do not measure operating profit by revenue source. The following table reflects revenues by type and geographic area (in thousands):

	2007	2006	2005
Revenue by Type			
Enterprise	$ 4,325	$ 10,179	$ 6,656
Network Service Provider (NSP)	5,902	10,069	7,554
Operations Support Systems (OSS)	3,055	6,423	5,732
IT and Other	-	-	19
Total Revenue	$ 13,282	$ 26,671	$ 19,961
Revenue by Location			
U.S.	$ 5,732	$ 11,447	$ 6,241
Canada and Mexico	824	1,226	734
Asia	2,539	3,054	3,049
Europe	2,966	7,049	7,418
South America	40	427	38
Africa and Middle East	1,181	3,468	2,481
Total revenue	$ 13,282	$ 26,671	$ 19,961

We purchased 2helix in March 2005. Accordingly, the results of 2helix revenues are included in our results of operations beginning in March 2005. As part of the integration of 2helix, we have implemented cost reduction and efficiency actions consistent with our prior efforts to maintain costs.

During the years ended June 30, 2007, 2006 and 2005, one customer comprised 10%, 22%, and 10% of total revenue, respectively. Total revenues earned outside of the U.S. represents 57%, 57% and 69% of total revenue earned for the year ended June 30, 2007, 2006 and 2005.

Five customers represented approximately 51% of ACE*COMM's gross accounts receivable balances as of June 30, 2007. One customer accounted for 21% of the gross accounts receivable balance at June 30, 2007. To reduce credit risk, ACE*COMM conducts ongoing credit evaluations of its customers and, based upon the results of those evaluations, requires letters of credit or other pre-payment arrangements. ACE*COMM maintains accounts receivable allowances to provide for potential credit losses

As of June 30, operations in various geographical areas are summarized as follows, in thousands:

	2007	2006	2005
North America:			
Total revenue	$ 10,389	$ 19,882	$ 14,353
Identifiable assets	$ 9,511	$ 14,169	$ 10,733
United Kingdom:			
Total revenue	$ 2,179	$ 5,447	$ 4,694
Identifiable assets	$ 650	$ 2,046	$ 2,283
Australia:			
Total revenue	$ 715	$ 1,342	$ 914
Identifiable assets	$ 342	$ 146	$ 515

Notes to the Consolidated Financial Statements

14 – SELECTED QUARTERLY FINANCIAL DATA

The following table presents certain unaudited statement of operations data for each quarter of 2007 and 2006. This data has been derived from our unaudited financial statements and has been prepared on the same basis as our audited financial statements, which appear in this Annual Report on Form 10-K.

Fiscal three months ended, in thousands except per share data

	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Statement of Operations Data:								
Revenue	$ 4,008	$ 3,106	$ 3,146	$ 3,022	$ 6,545	$ 6,703	$ 6,737	$ 6,686
Gross profit	1,479	552	916	946	3,481	4,408	4,636	4,005
Net income (loss)	(1,575)	(2,604)	(2,538)	(2,745)	(492)	365	347	99
Net income (loss)								
Basic	$ (0.09)	$ (0.14)	$ (0.14)	$ (0.16)	$ (0.03)	$ 0.02	$ 0.02	$ 0.01
Diluted	$ (0.09)	$ (0.14)	$ (0.14)	$ (0.16)	$ (0.03)	$ 0.02	$ 0.02	$ 0.01

In the opinion of our management, this data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Such quarterly results are not necessarily indicative of future results of operations. This information is qualified by reference to, and should be read in conjunction with, our financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Our quarterly operating results have in the past and will in the future vary significantly as a result of the timing of contract execution, receipt of purchase orders, and performance of the work or completion of delivery. Large contracts or orders are typically preceded by long sales cycles and, accordingly, the timing of such a contract or order has been and will continue to be difficult to predict. Certain contracts or orders require additional tailoring to customer requirements and, accordingly, vary in timing of delivery. The failure to obtain or delays in the completion of one or more large contracts or orders, for any reason, could have a material adverse effect on our results of operations and financial condition.

The timing of large contracts or orders depends on a variety of factors affecting the capital spending decisions of our customers, which in turn can affect our quarterly operating results. These factors include changes in governmental regulation, changes in the customer's competitive environment, changes in industry-specific economic conditions, pricing policies by ACE*COMM or its competitors, personnel changes, demand for our solutions, the number, timing and significance of new technologies developed by either ACE*COMM or our competitors, the ability of ACE*COMM to develop, introduce and market new and enhanced versions of our products on a timely basis, and the mix of direct and indirect sales and general economic factors.

Our sales cycle, from initial contact to contract execution, order and delivery, also varies substantially from customer-to-customer and from project-to-project. The purchase of our products generally involves a significant commitment of customer capital and management time. The sales cycle associated with the purchases of our products is subject to a number of additional significant risks, including customer's budgetary constraints and internal acceptance reviews, over which we have little or no control. The delivery cycle varies depending on the extent to which the contract or order requires tailoring to a customer's requirements and the extent to which such requirements are fixed in advance or developed over time.

Our revenues in any quarter are substantially dependent on orders booked, products delivered,

Notes to the Consolidated Financial Statements

and services performed. Because our operating expenses are based, in part, on anticipated revenue levels and because a high percentage of our expenses are relatively fixed, a delay in the recognition of revenue from even a limited number of contracts, or the absence of anticipated orders, or a delay in adjusting operating expenses to lower actual or anticipated revenues could cause significant variation in operating results from quarter-to-quarter and could cause net income to fall significantly short of anticipated levels.

Based upon all of the foregoing, we believe that quarterly revenue and operating results are likely to continue to vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is likely that in some future quarter our revenue or operating results will be below the expectation of public market analysts and investors. In such event, the price of the Common Stock could be materially adversely affected.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS:

in thousands

Description	Beginning Balance	Charged to Expenses	Recoveries of Prior Write-offs	Write-offs	Ending Balance
Year ended June 30, 2007:					
Allowance for doubtful accounts	$ 233	$ (1)	$ 9	$ 76	$ 165
Reserve for obsolete inventory	$ 358	$ 76	$ -	$ -	$ 434
Tax valuation allowance	$ 16,377	$ 4,028	$ -	$ -	$ 20,405
Year ended June 30, 2006:					
Allowance for doubtful accounts	$ 89	$ 195	$ 2	$ 53	$ 233
Reserve for obsolete inventory	$ 325	$ 37	$ -	$ 4	$ 358
Tax valuation allowance	$ 15,927	$ 450	$ -	$ -	$ 16,377
Year ended June 30, 2005:					
Allowance for doubtful accounts	$ 535	$ 126	$ 32	$ 604	$ 89
Reserve for obsolete inventory	$ 199	$ 126	$ -	$ -	$ 325
Tax valuation allowance	$ 13,826	$ 2,101	$ -	$ -	$ 15,927

ACE*COMM CORPORATION
704 Quince Orchard Road
Gaithersburg, Maryland 20878


RECD S.E.C.
OCT 2 9 2007
1086

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of ACE*COMM Corporation (the "Company") will be held at ACE*COMM Corporation, 704 Quince Orchard Road, Gaithersburg, MD 20878, on December 3, 2007, at 10:00 a.m. local time, for the following purposes:

1. To elect three Class II directors, to serve until the 2010 Annual Stockholders' Meeting, and until their successors are elected and qualify;

2. To consider and act upon a proposal to ratify the appointment of Grant Thornton LLP as the Company's independent auditors for the fiscal year ending June 30, 2008; and

3. To consider and act upon such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on October 12, 2007, as the record date for the purpose of determining stockholders entitled to notice of, and to vote at, the meeting.

All stockholders are cordially invited to attend the meeting in person. TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE AND PROMPTLY MAIL YOUR PROXY IN THE RETURN ENVELOPE PROVIDED. This will not prevent you from voting in person, should you so desire, but will help to secure a quorum and will avoid added solicitation costs.

By Order of the Board of Directors

Loretta L. Rivers
Corporate Secretary

October 26, 2007
Gaithersburg, Maryland

ACE*COMM CORPORATION
704 Quince Orchard Road
Gaithersburg, Maryland 20878

PROXY STATEMENT

Annual Meeting of Stockholders
December 3, 2007

SOLICITATION OF PROXIES

The enclosed proxy is solicited by the Board of Directors of ACE*COMM Corporation (the "Company") for use at the Annual Meeting of Stockholders of the Company to be held on December 3, 2007 and at any and all adjournments or postponements thereof. It is anticipated that such proxy, together with this Proxy Statement, will be first transmitted to the Company's stockholders on or about October 26, 2007. All shares represented by each properly executed, unrevoked proxy received in time for the meeting will be voted. Any proxy given may be revoked at any time prior to its exercise by filing with the Secretary of the Company an instrument revoking it or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

In addition to use of the mails, proxies may be solicited, in person and by telephone, by regular employees of the Company, who will not receive any additional compensation for such solicitation. Any cost of solicitation of proxies will be borne by the Company.

EQUITY SECURITIES AND CERTAIN HOLDERS THEREOF

Stockholders of record at the close of business on October 12, 2007, are entitled to vote at the meeting (the "Record Date"). As of the Record Date, the Company had outstanding 19,116,936 shares of ACE*COMM Corporation Common Stock. Stockholders of shares are entitled to one vote for each share held and will vote as a single class on each matter to be considered at the meeting. The presence in person or by proxy of the stockholders entitled to cast a majority of the votes at the meeting is required to constitute a quorum for the transaction of business.

The following table sets forth certain information with respect to the beneficial ownership of Common Stock for (i) each of the Company's directors and nominees, each of the Company's executive officers named in the Summary Compensation Table below (see "Compensation Discussion and Analysis"), and all directors, nominees and executive officers of the Company as a group, and (ii) each person known by the Company to own more than 5% of the Company's Common Stock as of October 12, 2007, based solely on the contents of Schedules 13D and 13G filed with the Securities and Exchange Commission as of such date, except as otherwise specifically noted.

"Beneficial ownership" is determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 and includes as to each officer and director of the Company any options to purchase shares of Company Common Stock which are exercisable within 60 days of October 12, 2007. Except as indicated in the footnotes to this table, the Company believes that the persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown beneficially owned by them, subject to community property laws where applicable.

Name and Address[1]	Amounts and Nature of Ownership	Percent of Outstanding Shares
Directors, Nominees and Named Executive Officers		
George T. Jimenez	1,990,471[2]	10.36%
Paul G. Casner, Jr.	49,000[3]	*
Harry M. Linowes	36,000[4]	*
Gilbert A. Wetzel	109,000[5]	*
J. William Grimes	34,225[6]	*
Matthew J. Stover	20,572[7]	*
Steven R. Delmar	223,644[8]	1.16
Loretta L. Rivers	106,623[9]	*
James W. Greenwell	296,667[10]	1.55
All Directors, Nominees and Executive Officers as a group (9 persons)	2,866,202[11][12]	14.58

*Less than one percent of stock outstanding.

(1) Unless otherwise indicated, the address is c/o ACE*COMM Corporation, 704 Quince Orchard Road, Gaithersburg, Maryland 20878 and the designated owner has voting and investment power with respect to the shares.

(2) Includes 100,587 shares issuable upon the exercise of options. Does not include 950 shares held by his mother-in-law, as to which his wife has sole voting and investment power and as to which Mr. Jimenez disclaims beneficial ownership.

(3) Includes 19,000 shares issuable upon the exercise of options.

(4) Includes 29,000 shares issuable upon the exercise of options. Does not include 100 shares held by his wife in a retirement account, as to which his wife has sole voting and investment power and as to which Mr. Linowes disclaims beneficial ownership.

(5) Includes 22,000 shares issuable upon the exercise of options.

(6) Includes 34,038 shares issuable upon the exercise of options. Includes only shares held individually. Does not include 904,295 shares held by BG Media Investors L.P. ("BG LP"). Mr. Grimes (along with Mr. John Backe and Mr. Ted Carroll) is a General Partner of BG Media Investors, LLC ("BG LLC"), the General Partner of BG LP. Messrs. Grimes, Backe and Carroll disclaim beneficial ownership of the shares held by BG LP other than to the extent of its or his individual partnership interest. The Members of BG LLC, as the General Partner of BG LP, exercise shared voting and dispositive power with respect to the 904,295 shares held by BG LP. Excludes 37,572 shares and 112 shares held individually by Messrs. Backe and Carroll, respectively.

(7) Includes 20,441 shares issuable upon the exercise of options.

(8) Includes 168,644 shares issuable upon the exercise of options and 40,000 shares of restricted stock.

(9) Includes 79,000 shares issuable upon the exercise of options and 2,250 shares of restricted stock.

(10) Includes 66,667 shares issuable upon the exercise of options and 3,000 shares acquired under the Company's employee stock purchase plan. Also includes 200,000 shares of restricted stock.

(11) Includes 539,377 shares issuable upon the exercise of options and 242,250 shares of restricted stock. Includes only shares held individually or through trusts.

(12) Chris Couch, the former Chief Marketing Officer, is not included in this beneficial ownership table because he terminated his employment with the Company on April 13, 2007. At the time of departure, his option shares had either not vested or, if exercisable, were not exercised within 3 months of his departure date, pursuant to their terms, and were cancelled effective July 13, 2007.

ELECTION OF DIRECTORS

The Board of Directors has nominated Paul G. Casner, Jr., Matthew J. Stover and James W. Greenwell for election as Class II directors.

The directors are divided into three classes, denominated as Class I, Class II, and Class III. Current terms expire as follows: Class I expires at the 2009 annual meeting; Class II expires at the Annual Meeting; and Class III expires at the 2008 annual meeting of stockholders. At each annual meeting, directors elected to succeed those directors whose terms expire shall be elected for a term to expire at the third succeeding annual meeting of stockholders after their election. Directors otherwise elected by the stockholders are elected for a term expiring upon expiration of the term of the Class to which he was elected. The directors are divided into classes as follows: Class I: Gilbert A. Wetzel and Harry M. Linowes; Class II: Paul G. Casner, Jr., Matthew J. Stover and James W. Greenwell; Class III: George T. Jimenez and J. William Grimes. At the Annual Meeting, Messrs. Casner, Stover and Greenwell will be subject to election for a three-year term. There are no family relationships among any of the Company's directors and executive officers.

Shares represented by the enclosed proxy are intended to be voted at the Annual Meeting of Stockholders to be held on December 3, 2007, unless authority is withheld, for the election of Paul G. Casner, Jr., Matthew J. Stover and James W. Greenwell for election as Class II directors. Messrs. Casner, Stover and Greenwell each has consented to the nomination and has informed the Company that he will be available to serve as a director. If any nominee should not be available for election, the persons named as proxies may vote for other persons in their discretion.

The Board of Directors recommends a vote FOR the nominees for director.

Name of Director or Nominee	Age	Director Since	Class of Director	Recent Business Experience
George T. Jimenez	71	1983	III	Chairman of the Board of Directors and Treasurer since 1983. Served as the Company's Chief Executive Officer from 1996 through April 2007 and its President from 1983 through September 1999, July 2001 to June 2005 and October through November 2006.
Paul G. Casner, Jr.	69	1983	II	Business management consultant. Prior to retirement in April 2005, was Executive Vice President and Chief Operating Officer of DRS Technologies, Inc., a defense electronics corporation, starting in June 2000. Executive Vice President, Operations, DRS, from December 1998 to May 2000; President of DRS Electronic Systems Group, a division of DRS Technologies, from 1994 to 1998; and Chairman and Chief Executive Officer of Technology Applications & Service Company from March 1991 to September 1993. Mr. Casner currently serves on the boards of Integral Systems, Mikros, Atair and Aurora Corporations.
Gilbert A. Wetzel	75	1992	I	Senior Vice President, Mayer Leadership Group (formerly Mayer & Associates), a human resources consulting firm, since 2004 and Managing Director from 1999 to 2004. Executive Vice President, Right Management Consultants, from 1994 to 1999; retired Chairman and Chief Executive Officer of Bell of Pennsylvania and Diamond State Telephone and founder and retired Chief Executive Officer of Geographic Business Publishers, Inc.
Harry M. Linowes	79	1999	I	Business management consultant. Currently an associate of Business Mediation Associates. Senior Partner (1992 to retirement in 1996) and a Managing Partner (1986 to 1992) of BDO Seidman, Accountants and Consultants.
J. William Grimes	66	2004	III	General Partner, BG Media Investors LLC, a private equity capital firm specializing in investments in media and telecommunications companies, since 1996. President and Interim Chief Executive Officer of i3 Mobile, Inc. from March 2003 to December 2003. Chief Executive Officer, Zenith Media, from 1994 to 1996; President and CEO of Multimedia, Inc. from 1991 to 1993, and President and CEO of Univision Holdings, Inc. from 1988 to 1991.

Matthew J. Stover	52	2004	II	Chairman and CEO of ypOne Publishing, an independent publisher of local yellow pages shopping directories in the United States and Canada, since November 2005. Chairman, LKM Ventures, LLC, an investment and advisory firm, since January 2000. President and then Chief Executive Officer, edu.com, Inc., a marketing services company, from May 2000 to June 2001. Group President of Bell Atlantic Directory Services, and its predecessor, NYNEX Information Services Group, from January 1994 to December 1999.
James W. Greenwell	40	2007	II	Chief Executive Officer since May 2007. Joined ACE*COMM as President in November 2006. Prior to joining the Company, from 2000 to 2006, was Sr. Vice President of LCC International, a leader in voice and data solutions for the wireless telecommunications industry. Managing Director of Markowitz & McNaughton from 1997 to 2000.

Information as to the directors' or nominees' beneficial ownership of Common Stock is set forth above, under "Equity Securities and Certain Holders Thereof."

Board of Directors and Committees

The Company has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating Committee. In fiscal 2007, the Company established a special Pricing Committee to approve the terms of the financing arrangement the Company entered into in June 2007. Mr. Greenwell does not serve on any of the committees of the Board of Directors. The current members of the committees are:

Director	Audit Committee	Compensation Committee	Nominating Committee	Special Pricing Committee
Paul G. Casner, Jr.	X	Chair	X	X
J. William Grimes	X	X	X	---
George T. Jimenez	---	---	---	X
Harry M. Linowes	Chair	X	X	---
Matthew J. Stover	X	X	X	---
Gilbert A. Wetzel	X	X	Chair	---

Messrs. Casner, Grimes, Linowes, Stover and Wetzel have been determined by the Board of Directors to be independent in accordance with the applicable rules of the Nasdaq National Market.

The Audit Committee monitors the integrity of the financial statements and the independence and performance of the Company's independent auditors, provides oversight to the Company's financial reporting process, receives and reviews reports from time to time from the Company's independent auditors, and recommends the engagement of auditors. The current members of the Audit Committee are Messrs. Casner, Linowes, Wetzel, Grimes and Stover, with Mr. Linowes serving as Chairman. The Audit Committee met seven times during fiscal year 2007. The Audit Committee operates under a written charter, adopted by the Board of Directors and assessed annually, a copy of which is available without charge upon written request made to the Secretary of the Company at its principal executive offices. The Charter is also posted on the Company's website under "Investors-Corporate Governance" at www.acecomm.com. The Board has determined that Harry M. Linowes is an "audit committee financial expert," as that term is defined under the SEC rules. Mr. Linowes has a broad financial background. He was a Managing Partner, and then Senior Partner, of BDO Seidman,

Accountants and Consultants, from 1986 until his retirement. Prior to BDO Seidman, he was the Managing Partner of Leopold and Linowes and has over 40 years CPA experience in public accounting and consulting with public and private companies and advising clients on corporate strategy, financing, mergers and acquisitions.

The Compensation Committee reviews the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels, and administers the Company's Amended and Restated Omnibus Stock Plan (the "Stock Plan"). The current members of the Compensation Committee are Messrs. Casner, Linowes, Wetzel, Grimes and Stover, none of whom is employed by the Company, with Mr. Casner serving as Chairman. The Compensation Committee met seven times during fiscal year 2007. In September 2007, the Board of Directors adopted a Compensation Committee Charter, a copy of which is available without charge upon written request made to the Secretary of the Company at its principal executive offices. The Charter is also posted on the Company's website under "Investors-Corporate Governance" at www.acecomm.com. For more information, see "Compensation Discussion and Analysis."

The Nominating Committee identifies qualified director candidates, recommends to the Board candidates for election or re-election, and from time to time reviews the committee structure and makeup of the Board. The current members of the Nominating Committee are Messrs. Casner, Linowes, Wetzel, Grimes and Stover, with Mr. Wetzel serving as Chairman. The Nominating Committee met three times during fiscal year 2007. The Nominating Committee operates under a written charter, adopted by the Board of Directors, a copy of which is available without charge upon written request made to the Secretary of the Company at its principal executive offices. The Charter is also posted on the Company's website under "Investors-Corporate Governance" at www.acecomm.com.

The Nominating Committee considers candidates for director nominees proposed by directors, the Chief Executive Officer, and shareholders. The Nominating Committee may also retain recruiting professionals to identify and evaluate candidates for director nominees. The Nominating Committee will also consider timely written suggestions from shareholders and will consider such candidates in the same manner in which the Committee evaluates candidates recommended by other sources. Shareholders wishing to suggest a candidate for director nomination for the 2008 annual meeting should mail their suggestions to ACE*COMM Corporation, 704 Quince Orchard Road, Gaithersburg, Maryland 20878, Attn: Secretary. Suggestions must be received by the Secretary of the Company no later than July 1, 2008.

In selecting director nominees, the Committee strives for a mix of experience and diversity, and those who will be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the Company and its stockholders. The Committee assesses each nominee's independence, character and qualifications, as well as their skills, knowledge, perspective, business judgment, leadership, industry-specific knowledge, business creativity and vision. In addition, the Committee considers the prospective nominee's standards of personal and professional integrity.

The Committee also considers such other relevant factors as it deems appropriate. Potential candidates are screened and interviewed by the Nominating Committee, and all members of the Board interview the final candidates. After completing the evaluation process, the Committee makes a recommendation to the full Board as to the person who should be nominated by the Board, and the Board determines the nominees after considering the recommendations of the Committee.

In fiscal 2007, the Board of Directors established a special Pricing Committee to act on behalf of the Board to determine the final terms of the financing completed by the Company in June 2007. The Pricing Committee was also authorized to approve the transaction documents on behalf of the Board of Directors. The members of the Committee were Paul G. Casner, Jr. and George T. Jimenez.

In fiscal 2007, the Board also established the role of Lead Director, to facilitate the functioning of the Board independent of management and to provide independent leadership to the Board. The Board determined that the position of Lead Director would have the following duties and responsibilities, among others:

- in the absence of the Chair, act as chair of meetings of the Board;
- request the inclusion of certain material in board materials;
- represent any and/or all independent directors in discussions with management of the Company on corporate governance issues and other matters;
- recommend, where necessary, the holding of special meetings of the Board;
- promote best practices and high standards of corporate governance;
- ensure that there is a regular assessment of the effectiveness of the Board, and its individual members and committees, as well as the performance of the Chief Executive Officer of the Company;
- meet with the Chief Executive Officer to review his or her performance on an annual basis and coordinate this review process with feedback from the Compensation and Nominating Committees of the Board of Directors, as well as from the other Directors;
- recommend to the Chairman the retention of advisers and consultants who will report directly and only to the Board of Directors; and
- mentor and counsel new members of the Board.

The current Lead Director is Paul G. Casner, Jr. In fiscal year 2007, Mr. Casner played a key leadership role in securing the Company's financing, which was completed in mid-June. He was one of two members of the Pricing Committee that approved the final terms and conditions and transaction documents relating to the financing. Stockholders and interested parties may communicate with the Lead Director by following the procedure described below under the heading "Stockholder Communications with Directors."

During fiscal year 2007, the Board of Directors held eighteen meetings. Each director attended at least 75% of the Board meetings and the meetings for the committees on which they serve. Although the Company does not have a formal policy regarding attendance by members of the Board at the Annual Meetings of Stockholders, we encourage, but do not require, directors to attend. All of the directors attended the 2006 Annual Meeting of Stockholders.

Director Compensation

Outside directors receive $12,000 each per fiscal year (other than the Chairman of the Audit Committee, who receives $16,000 per fiscal year), payable in quarterly installments. In August 2007, the Board increased the Lead Director's compensation to $24,000 per fiscal year (from $12,000 per fiscal year), effective with the first quarter of fiscal 2008. All other director compensation levels remained unchanged from fiscal year 2007. Outside directors are also reimbursed for their travel expenses incurred to attend Board and Committee meetings. In addition, upon his or her election or appointment to serve, each outside director receives an option to purchase 3,000 shares of the Company's common stock (other than the Chairman of the Audit Committee who receives an option to purchase 4,000 shares) for each year such director is elected or appointed to serve, at an exercise price equal to the fair market value on the date of grant, pursuant to the Amended 2000 Stock Option Plan for Directors (the "Plan"). The Plan also permits discretionary grants to outside directors from time to time. Each option granted under the Plan becomes exercisable in installments of one-third of the option shares on each anniversary of the date of grant, provided that the option holder still serves as a director on such date or, if he ceases to be a director (other than by reason of termination for cause) within 45 days prior to such date and has served as a director for at least 12 consecutive months as of such date. All options granted under the Plan expire upon the earlier of five years from the date of grant, the expiration of six months following death, resignation or removal other than for cause, and, immediately, upon removal of a director for cause. If elected to serve as Directors, Messrs. Casner and Stover, as outside directors, on the date of the Annual Meeting, would be granted options to purchase 9,000 shares each of Common Stock, which will vest over three years in equal installments.

The Company paid the amounts reported in the table below pursuant to its director compensation program, as outlined above. Compensation information for employee directors, Messrs. Jimenez and Greenwell, is included in the Summary Compensation Table.

Director Compensation for Fiscal 2007

Name	Fees Earned Or Paid in Cash ($)[1]	Stock Awards ($)	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Paul G. Casner, Jr.	$9,000	$0	—	$0	—	$0	$9,000
J. William Grimes	9,000	0	—	0	—	0	9,000
Harry M. Linowes	12,000	0	$7,920	0	—	0	19,920
Matthew J. Stover	9,000	0	—	0	—	0	9,000
Gilbert A. Wetzel	9,000	0	5,940	0	—	0	14,940

(1) In April 2007, the Board voluntarily elected to defer payment of quarterly director fees until the Company's financial condition improved. In August 2007, the fees were reinstated and the outside directors were paid fees that were deferred in fiscal 2007 (which consisted of the fees for the fourth quarter of fiscal year 2007). The amounts in the table do not reflect the deferred fees that were paid in August 2007, following the end of the fiscal year.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options previously granted to the outside directors. The assumptions used in determining these valuations are the same as those used in our financial statements for fiscal year 2007, and can be found in Note 2 of the financial statements included in our Annual Report on Form 10-K for fiscal year 2007. At fiscal year end, outside directors had the following outstanding stock options, at various exercise prices, some of which were not fully vested: Paul G, Casner, Jr., 19,000 shares; J. William Grimes, 37,038 shares; Harry M. Linowes, 37,000 shares; Matthew J. Stover, 20,441 shares; Gilbert A. Wetzel, 28,000 shares.

Compensation Committee Interlocks and Insider Participation

ACE*COMM's Compensation Committee is composed of five non-employee directors: Messrs. Casner, Linowes, Wetzel, Grimes and Stover. None of the members of the Compensation Committee during fiscal 2007 was an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, or had any other relationship that would require disclosure in this proxy statement. None of the executive officers serves as a member of the Compensation Committee of another entity (or other board committee performing equivalent functions, or in the absence of such committee, the entire board of directors for such other entity), one of whose executive officers served as director of the Company. Nor did any executive officer of the Company serve as a director of another entity, one of whose executive officers served on the Compensation Committee of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

The Company operates in an extremely competitive environment, and believes that its current and future success is closely correlated with the retention of highly talented employees and a strong management team. The Company's officer compensation policy is to offer a package that includes a competitive salary, an incentive bonus based upon achievement of the Company's financial objectives and of individual performance goals, and competitive benefits. The Company also encourages broad-based employee ownership of Company stock through a stock option program in which key employees are eligible to participate. In addition, all employees (excluding those possessing 5% or more total voting power or value of all classes of stock of the Company) are eligible to purchase stock through payroll deductions under the Company's Qualified Employee Purchase Plan. The Company's compensation policy for officers is similar to that for other employees, and is designed to promote continued performance and attainment of corporate and personal goals.

The Compensation Committee has established compensation guidelines: (i) to enable the Company to attract highly qualified executives and management talent from within the telecommunications and other related industries, (ii) to retain top performers and ensure future management continuity, (iii) to reward achievement of the Company's strategic goals and financial targets, and (iv) to provide compensation that is consistent with marketplace competitiveness for companies of similar size, Company and individual performance, and stockholder returns.

Compensation Decisions for 2007

The Compensation Committee of the Board of Directors (comprised entirely of non-employee directors) reviews and approves individual officer salaries, bonus plan financial performance goals, bonus plan allocations, and equity compensation. The Committee also reviews guidelines for salaries, bonus, and equity compensation for all employees. The Committee meets on occasion with the Company's Chief Executive Officer, and other executive management personnel, to obtain recommendations with respect to the Company's compensation programs and practices for executives and other employees. Management makes recommendations to the Committee on the base salary, bonus targets and equity compensation for the executive officers and other employees. The Committee considers the recommendations from management, but is not bound to accept such recommendations with respect to the Company's compensation programs. The Committee also has the authority to engage its own independent advisors to assist in carrying out its responsibilities. Members of management may attend some of the Committee meetings, but the Committee does hold executive sessions that are not attended by executive management. The Committee has the ultimate authority to make decisions with respect to the compensation of the named executive officers. The Compensation Committee has authorized Mr. Greenwell to make salary adjustments for senior managers and key employees, including Ms. Rivers, from time to time. The Committee has also authorized Mr. Greenwell, at his discretion, to include senior managers and key employees in short-term cash incentive (bonus) programs related to individual goals and operating unit financial performance targets. Ms. Rivers may, or may not, at Mr. Greenwell's discretion, be included in such plans. Grants of equity compensation to all employees, including the named executive officers, are at the discretion and approval of the Compensation Committee. The Committee has not delegated any of its authority with respect to the compensation of the other named executive officers.

Elements of Compensation

The compensation program for the named executive officers comprises two primary elements: (1) annual compensation, consisting of base salaries and employee benefits; and (2) incentive compensation, in the form of annual performance-based cash bonuses and equity incentive grants.

Annual Compensation

Annual compensation consists of base salaries and employee benefits. These elements are intended to provide some degree of compensation certainty to the named executive officers by providing compensation that, unlike incentive compensation, is not directly tied to the Company's financial performance.

Base Salary

Officers of the Company are paid salaries in line with their responsibilities and experience. These salaries are structured to be within the range of salaries paid by competitors of similar size in the telecommunications and other relevant industries regionally. Salaries for executive officers are set by the Committee, at the time of employment, or election, as an executive officer. The Committee evaluates future adjustments to those salaries, on an annual basis, in a manner consistent with the objectives outlined above. Since 2000, due to the Company's financial performance, the Committee has largely declined to increase the executive officers' compensation. However, in several exceptional cases, the Committee has decided to adjust compensation throughout a fiscal year, where strong individual performance and achievement of goals merited such increases. The Committee, from time to time, may request executive management to provide input on salary levels, compensation plan targets and the like. The Committee is under no obligation to adhere to the plans or guidelines suggested by management. Competitors selected for salary comparison purposes may differ from the companies included in the comparative performance indexes in the Performance Graph below.

Starting in fiscal year 2000 and continuing through fiscal year 2005, based on the Company's financial performance, the Committee elected not to consider annual compensation increases for executive officers. During this period, starting in fiscal 2002 and continuing through December 2003, executive officers elected to take a voluntary salary reduction of ten percent. Salaries for executive officers were restored to pre-reduction levels in December 2003.

In fiscal year 2006, the Committee elected to evaluate compensation for executive officers, to maintain competitive salaries in light of the salary freezes from fiscal 2000 through fiscal 2005. Based on the Company's financial performance, the executive's individual performance and level of expertise, and compensation paid to executive officers with similar duties in companies of comparable size in the industry, Ms. Rivers was granted an annual salary increase of 10% and Mr. Delmar was granted an annual salary increase of 8.6%. Mr. Couch, the Company's former Chief Marketing Officer, also received a salary increase of 10% for fiscal 2006.

In fiscal year 2007, the Committee did not review executive officer compensation due to the Company's financial performance. Starting in November 2006 and continuing through mid-June of 2007, Ms. Rivers and Messrs. Couch and Delmar, along with senior managers in the Company, again elected to take a voluntary salary reduction of ten (10) percent. In mid-June 2007, in order to retain its senior managers and key personnel, all salaries except that of Mr. Jimenez, the Company's former CEO, were restored to pre-reduction levels. Mr. Jimenez's salary was restored to its pre-reduction level, effective July 1, 2007. Mr. Couch's salary was not restored as he had terminated his employment with the Company on April 13, 2007.

Subsequent to fiscal 2007 year end, in September 2007, the Committee reviewed the compensation of Mr. Delmar, the Company's chief financial officer. At that time, the Committee granted to Mr. Delmar a 10.5 percent salary increase, effective as of September 1, 2007. In electing to increase Mr. Delmar's salary, the Committee considered the need to retain Mr. Delmar's expertise, his pre-increase salary level, his individual performance, and his level of responsibility in the organization.

Employee Benefits

The named executive officers, like the rest of the Company's employees, receive certain employee benefits. For 2007, these benefits included health insurance, including vision care and coverage for prescription drugs, short-term and long-term disability and life insurance coverage, paid employee time off, and inclusion in the Company's flexible spending account plan, employee assistance plan, and 401(k) plan. The Company did not match the employee's 401(k) plan contributions in fiscal 2007.

In addition to these benefits, pursuant to their employment agreements, the Company pays automobile allowances to Messrs. Greenwell, Delmar and Jimenez. The Company pays the annual premiums for supplemental long-term disability and life insurance for Mr. Jimenez, the former CEO. Please refer to the "Summary Compensation Table" and the related footnotes for additional information about these additional benefits received by certain executive officers in 2007.

Incentive Compensation

Incentive compensation consists of annual performance-based bonuses and equity incentive grants. Grants of equity compensation and cash bonuses for executive officers are designed to promote success by aligning the officers' long-term financial incentives with stockholder value and the financial performance of the Company. The Company does not have a program, plan or practice to time equity awards, including stock option grants, to its named executive officers or directors in coordination with the release of material non-public information. In fiscal 2007, the Company did not grant options at a discount to fair market value or reduce the exercise price of outstanding options.

Cash Bonus

In addition to receiving base salary compensation, executive officers also typically participate in an incentive plan consisting of cash bonus and equity compensation tied to certain goals and objectives. In fiscal 2004 and 2005, the Committee did not institute a bonus plan for executive officers due to the Company's financial condition. In fiscal year 2006, the Committee adopted an incentive compensation plan based on achievement of pre-determined corporate financial performance objectives for fiscal year 2006. Under the plan, executive officers, excepting Ms. Rivers, were eligible for cash bonuses of up to 40% of base salary, based on the degree to which pre-determined revenue, operating income and sales bookings goals were met. If more than the pre-determined goals were met, the executive would be eligible for additional cash bonus based on the degree to which the goals were exceeded. Because the Company did not meet the pre-determined goals set for fiscal year 2006, the officers did not receive any cash bonus for that period.

In fiscal 2007, the Committee again adopted an incentive compensation plan for all named executive officers except Ms. Rivers, based on achievement of pre-determined corporate financial objectives for the Company in the third and fourth quarters of fiscal 2007. The Company did not meet the pre-determined goals set for fiscal year 2007 and the named executive officers did not receive any cash bonus based on fiscal 2007 financial performance, nor did they receive a cash bonus based on individual performance goals. In fiscal 2007, Ms. Rivers participated in a plan approved by the Committee, limited to other senior managers and key employees. Under the plan, she was eligible to receive a cash bonus if she remained employed with the Company through a fiscal 2008 date. The other named executive officers were not eligible to participate in this plan.

Subsequent to fiscal 2007 year end, Mr. Delmar was awarded a cash bonus of $35,000 in August 2007. In making such award, the Committee considered Mr. Delmar's individual performance and the Company's need to retain his expertise.

Equity Compensation

The incentive compensation plan includes an equity component, linked to pre-determined, individual performance goals for each executive officer, as set by the Committee. Grants of stock options and shares of restricted stock are based on various subjective factors primarily relating to the responsibilities of the individual officers, and also to their expected future contributions and prior option grants or grants of restricted stock.

In fiscal 2006, officers did not receive grants or awards of equity compensation under the incentive compensation plan.

In fiscal 2007, the incentive compensation plan adopted for Messrs. Couch and Delmar included grants of stock options based on retention, as well as the achievement of certain pre-determined, individual and corporate financial performance goals. Mr. Delmar received a retention grant of 50,000 option shares in fiscal 2007. Also, based on achievement of some of his individual performance goals, in fiscal 2007, Mr. Delmar was granted an additional stock option of 15,000 shares. In fiscal 2007, under the plan, Mr. Couch received a retention grant of 50,000 option shares. Mr. Couch did not receive option grants based upon achievement of pre-determined, individual goals. At the time Mr. Couch terminated his employment, the grant of retention option shares had not vested and was cancelled as of his termination date.

In an effort to retain key employees during the Company's economic downturn in fiscal 2006, the Compensation Committee adopted a stock bonus plan for key employees of the Company, consisting of awards of restricted stock. Under this plan, in fiscal 2006, Ms. Rivers was granted an award of 3,000 shares of restricted stock which would vest over four years, if she remained employed with the Company through each vesting date. In fiscal 2007, one-fourth of the restricted shares had vested to Ms. Rivers. In fiscal 2007, the Committee again elected to adopt a retention plan for key employees. The 2007 retention plan included grants of option shares, including a grant to Ms. Rivers for 8,000 shares.

Subsequent to fiscal year end, in August 2007, the Committee approved equity grants to some of the named executive officers, as well as other managers and key personnel within the Company. Messrs. Greenwell and Delmar were granted 200,000 and 40,000 shares of restricted stock, respectively. Ms. Rivers was granted a stock option for 40,000 shares. The grants were made for the purpose of retention in the case of Mr. Delmar and Ms. Rivers, and in the case of Mr. Greenwell, in connection with his promotion to Chief Executive Officer.

All stock grants and awards to named executive officers in fiscal year 2007 are reflected in the table labeled "Grants of Plan Based Awards" below.

Compensation of the Chief Executive Officer

As noted above, the Company's compensation policy is based primarily upon the practice of pay-for-performance. Section 162(m) of the Internal Revenue Code imposes a limitation on the deductibility of non-performance-based compensation in excess of $1 million paid to named executive officers. The Committee currently believes that the Company should be able to continue to manage its executive compensation program for its named executive officers so as to preserve the related federal income tax deductions.

The Compensation Committee annually reviews and approves the compensation of the Chief Executive Officer. In fiscal year 2007, the Chief Executive Officer's compensation was evaluated on many of the same criteria as for other executive officers, including individual performance, the Company's financial performance, and compensation paid to other chief executive officers in similar size companies within the industry. In addition, the Committee considers the Chief Executive Officer's ability to achieve the Company's strategic plans and contribute to the overall strength and growth of the Company. Mr. Jimenez was the Company's CEO until May 1, 2007, at which time Mr. Greenwell was elected as CEO and a director, as well as remaining the Company's President.

In fiscal year 2006, Mr. Jimenez, for the first time since fiscal 2000, received an annual salary increase, to $250,000, effective as of July 1, 2006. As discussed previously, in November 2006, Mr. Jimenez, along with other executive officers and senior managers, elected to take a voluntary 10 percent salary reduction. Mr. Jimenez's salary was not restored to its pre-reduction level until July 1, 2007. In fiscal 2006, Mr. Jimenez was also eligible for a maximum cash bonus of up to 40% of his base salary, based on achievement of pre-determined financial performance goals. Based on the Company's results for fiscal year 2006, Mr. Jimenez did not receive any cash bonus.

In fiscal 2007, Mr. Jimenez, under his incentive compensation plan for fiscal 2007, was eligible to receive a cash incentive of up to 20 percent of his base salary, based on the achievement of pre-determined personal and financial performance goals, as determined in advance by the Committee. Mr. Jimenez did not earn any cash incentive based on his fiscal year 2007 personal or financial performance objectives.

In May 2007, Mr. Jimenez stepped down as the Company's CEO, but remained an employee of the Company and its Treasurer. Mr. Jimenez also continues as Chairman of the Board. The Committee elected not to review Mr. Jimenez's salary in fiscal year 2007.

Mr. Greenwell joined the Company as its President in fiscal 2007, on November 29, 2006. At that time, Mr. Greenwell's compensation was benchmarked in accordance with his predecessor's compensation. His employment package included a stock option to purchase common stock of the Company, with such option vesting in one-third increments on the anniversary of the date of grant. Mr. Greenwell also participated in the incentive compensation plan for fiscal year 2007, with the same financial performance goals as the other executive officers. Because the Company did not meet its financial objectives for the fiscal year, Mr. Greenwell did not earn any cash incentive in fiscal 2007.

Mr. Greenwell's fiscal year 2007 compensation also included a stock option grant, to be awarded after he had completed six months of employment; with the options vesting seven years from the date of grant. If the Company achieved certain financial performance goals, as pre-determined by the Committee, the vesting and exercisability of the grant would be accelerated to a 2007 calendar year date. Subsequent to fiscal year end, Mr. Greenwell did receive the option grant for 50,000 shares, but the vesting and exercisability were not accelerated because the Company did not meet the specified financial performance goals.

On May 1, 2007, Mr. Greenwell was elected as the Chief Executive Officer of the Company, as well as a director. He also retained his position as President. Subsequent to fiscal year end, and effective as of July 1, 2007, based upon his promotion to the position of CEO, Mr. Greenwell received an increase in annual base salary, to $250,000, which is equal to the annual salary of the former CEO, Mr. Jimenez. The Company believes Mr. Greenwell's salary is comparable to other executives in similar positions at similar sized companies in the region and is in line with salaries paid to other named executive officers within the organization.

Compensation Committee Report

The Compensation Committee met with management to review and discuss the Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Form 10-K for its 2007 fiscal year, and the Board has approved that recommendation.

COMPENSATION COMMITTEE

Paul G. Casner, Jr.
Harry M. Linowes
Gilbert A. Wetzel
J. William Grimes
Matthew J. Stover

Executive Compensation

Cash compensation paid or accrued for services in all capacities for 2007, 2006 and 2005 fiscal years for the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company for fiscal year 2007 whose salary and bonus exceeded $100,000 (the "named executive officers") is set forth in the following table.

Summary Compensation Table

Name And Principal Position	Fiscal Year	Salary[1]	Bonus ($)	Stock Awards ($)	Option Awards ($)[2]	All Other Compensation($)[3]	Total
James W. Greenwell	2007	$129,462[4]	$0	$0	$132,000	$0	$261,462
Chief Executive Officer,	2006	—	—	—	—	—	—
President and Director	2005	—	—	—	—	—	—
George T. Jimenez	2007	232,264[5]	0	0	0	11,171	243,435
Chairman of the Board	2006	200,769	0	0	0	11,171	211,940
and Treasurer	2005	200,769	0	0	0	11,171	211,940
Steven R. Delmar	2007	178,673[5]	0	0	42,900	0	221,573
Senior Vice President and	2006	190,731	0	0	0	0	190,731
Chief Financial Officer	2005	175,673	0	0	0		175,673
Loretta L. Rivers	2007	102,989[5]	0	0	5,280	0	108,269
Secretary and Director of	2006	102,025	0	9,180[6]	0	0	111,205
Human Resources	2005	92,755	0	0	16,200		108,955
Christopher C. Couch[7]	2007	125,971[5]	0	0	33,000	0	158,971
Senior Vice President and	2006	165,635	0	0	0	0	165,635
Chief Marketing Officer	2005	132,116	0	0	168,750	24,505	325,371

(1) Includes salary deferrals under the Company's 401(k) plan.

(2) Amounts shown do not reflect actual compensation received by the named executive officers. Instead, the amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended June 30, 2007, and June 30, 2005, in accordance with FAS 123(R), in connection with option awards granted pursuant to the Amended and Restated Omnibus Stock Plan. The assumptions used in determining these valuations are the same as those used in our financial statements for fiscal years 2007 and 2005, and can be found in Note 2 of the financial statements included in our Annual Report on Form 10-K for fiscal year 2007. Does not reflect adjustment for exercise price of options.

(3) Where applicable, does not include perquisites and personal benefits aggregating less than $10,000 for each named executive officer. As to 2005, comprises relocation expenses paid to Mr. Couch. Consists of, as to all years, amounts paid in connection with a life insurance policy and disability insurance for Mr. Jimenez. For fiscal year 2007, $6,975 was paid for life insurance and $4,196 was paid for disability insurance for Mr. Jimenez.

(4) Reflects compensation beginning November 29, 2006, when Mr. Greenwell joined the Company, through fiscal 2007 year end.

(5) For Messrs. Jimenez, Delmar, and Couch and Ms. Rivers, reflects a voluntary reduction in salary starting in November 2006 and continuing through mid-June 2007 (or through April 13, 2007 for Mr. Couch, the date his employment with the Company terminated). Effective mid-June 2007, the salaries for Mr. Delmar and Ms. Rivers were fully restored. Effective July 1, 2007, Mr. Jimenez's salary was fully restored.

(6) Amount shown does not reflect actual compensation received by the named executive officer. Instead, the amount shown reflects the total number of restricted stock shares multiplied by the closing price of the stock on the date of grant, which was $3.06 per share, in accordance with FAS 123(R). The assumptions used to calculate the accounting expense recognized in fiscal year 2006 for shares of restricted stock exclude any estimates of forfeitures relating to service-based vesting.

(7) Reflects as to fiscal year 2005 compensation beginning August 16, 2004, when Mr. Couch joined the Company. As to fiscal year 2007, reflects compensation paid to Mr. Couch through April 13, 2007, his date of termination. Further, Mr. Couch's FY07 stock option grant was not vested as of his date of termination and it was cancelled effective that date.

Grants of Plan Based Awards

The following table sets forth information on grants of plan-based awards (equity and non-equity) during the last fiscal year to the named executive officers. All grants were made under the Amended and Restated Omnibus Stock Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
James W. Greenwell	12/01/06	—	—	—	—	—	—	—	200,000[2]	$0.97	$142,480
George T. Jimenez	—	—	—	—	—	—	—	—	—	—	—
Steven R. Delmar	12/01/06	—	—	—	—	—	—	—	50,000[3]	0.97	35,620
	02/08/07	—	—	—	—	—	—	—	15,000[4]	0.99	10,686
Loretta L. Rivers	12/01/06	—	—	—	—	—	—	—	8,000[3]	0.97	5,699
Christopher C. Couch	12/01/06	—	—	—	—	—	—	—	50,000[5]	0.97	35,620

(1) Amounts are computed in accordance with FAS 123(R).

(2) Option granted to Mr. Greenwell in connection with hiring, vesting one-third per year on the anniversary of the date of grant, provided the officer is employed with the Company through each vesting date. Subject to accelerated vesting upon a change of control.

(3) Option granted in connection with retention, such grant vesting one-third per year on the anniversary of the date of grant, provided the officer is employed with the Company through each vesting date. In the case of Mr. Delmar, subject to accelerated vesting upon a change of control.

(4) Immediately vested option granted to Mr. Delmar in connection with his FY07 compensation plan and based on achievement of previously established performance goals for FY07. For more information, see "Compensation Discussion and Analysis."

(5) Option granted in connection with retention, such grant vesting one-third per year on the anniversary of the date of grant. At the time Mr. Couch left the Company's employ, on April 13, 2007, none of the option shares had vested and, therefore, the option was terminated in its entirety on that date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

ACE*COMM is party to employment agreements with three of its executive officers, Messrs. Delmar, Jimenez and Greenwell. In fiscal year 2006, the Company entered into an employment agreement with Mr. Delmar, effective December 1, 2006. Under the terms of the one-year agreement, Mr. Delmar is entitled to a minimum annual base salary of $190,000, to participate in benefit plans generally available to all executive level employees, use of a company-provided automobile or a monthly automobile allowance, is eligible to participate in the Company's Incentive Compensation Plan at a level commensurate with his position within the Company, and is eligible to participate in all other bonus, long-term capital accumulation and/or stock based programs as offered from time-to-time to other senior executives. After the initial term of one year, the agreement renews for additional one year periods, on subsequent anniversaries of the effective date, unless either party provides the other with notice of their intention not to renew at least 30 days prior to such automatic renewal date.

Also effective as of December 1, 2006, the Company entered into a two-year employment agreement with Mr. Jimenez. Under the agreement, Mr. Jimenez is entitled to a minimum annual base salary of $250,000, to participate in benefit plans generally available to all executive level employees, use of a company-provided automobile and reimbursement of expenses related thereto, is eligible to participate in the Company's Incentive Compensation Plan at a level commensurate with his position within the Company, and is eligible to participate in all other bonus, long-term capital accumulation and/or stock based programs as offered from time-to-time to other senior executives. After the initial term of two years, the agreement renews for additional two year periods, on subsequent anniversaries of the effective date, unless either party provides the other with notice of their intention not to renew at least 30 days prior to such automatic renewal date.

In August 2007, subsequent to fiscal year end, the Company entered into an employment agreement with Mr. Greenwell, for an initial term of one year. Mr. Greenwell's agreement entitles him to a minimum annual base salary of $250,000, to participate in benefit plans generally available to all executive level employees, use of a company-provided automobile or a monthly automobile allowance, is eligible to participate in the Company's Incentive Compensation Plan at a level commensurate with his position within the Company, and is eligible to participate in all other bonus, long-term capital accumulation and/or stock based programs as offered from time-to-time to other senior executives. After the initial term of one year, the agreement renews for additional one-year periods, on subsequent anniversaries of the effective date, unless either party provides the other with notice of their intention not to renew at least 30 days prior to such automatic renewal date.

The agreements for Messrs. Delmar, Jimenez and Greenwell also provide for several severance payments payable to each executive in the event of certain circumstances, such as termination for change of control, termination for Good Reason (as defined in the agreements), disability and death. Payments include salary continuation, payment of health, disability and life insurance premiums or continued inclusion in Company-sponsored plans, continued use of a company-provided automobile or continued payment of an automobile allowance; and payment of the pro-rata portion of the target bonus corresponding to the period of active employment during the termination year. The agreements also contain terms that are standard for such employment arrangements, including without limitation provisions relating to confidentiality, arbitration and non-competition.

The Company has not entered into an employment agreement with Ms. Rivers and her employment is "at will." The Compensation Committee has authorized Mr. Greenwell to make salary adjustments for senior managers and key employees, including Ms. Rivers, from time to time. The Committee has also authorized Mr. Greenwell, at his discretion, to include senior managers and key employees in short-term cash incentive (bonus) programs related to individual goals and operating unit financial performance targets. Ms. Rivers may, or may not, at Mr. Greenwell's discretion, be included in such plans. Grants of equity compensation to all employees, including the named executive officers, are at the discretion and approval of the Compensation Committee. The Committee has not delegated any of its authority with respect to the compensation of the other named executive officers.

Outstanding Equity Awards at Fiscal Year End

The following information outlines outstanding equity awards held by the named executive officers as of June 30, 2007. The market value of the stock award is based on the closing market price of the Company's common stock as of June 30, 2007, which was $0.99 per share.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James W. Greenwell	0	200,000[2]	—	$0.97	12/02/16	—	—	—	—
George T. Jimenez	15,917[1]		—	6.438	01/28/08	—	—	—	—
	10,711[1]		—	6.313	04/29/08	—	—	—	—
	27,764[1]		—	3.781	10/27/09	—	—	—	—
	9,650[1]		—	2.00	02/28/11	—	—	—	—
		20,000[3]	—	1.22	11/13/11	—	—	—	—
	12,545[1]		—	1.30	01/24/12	—	—	—	—
	24,000[1]		—	2.789	12/06/13	—	—	—	—
Steven R. Delmar	90,000[1]		—	1.48	10/24/11	—	—	—	—
		20,000[3]	—	1.22	11/13/11	—	—	—	—
	10,977[1]		—	1.30	01/24/12	—	—	—	—
	36,000[1]		—	2.789	12/06/13	—	—	—	—
		50,000[2]	—	0.97	12/02/16	—	—	—	—
	15,000[1]		—	0.99	02/09/17	—	—	—	—
Loretta L. Rivers	19,000[1]		—	2.031	02/09/11	—	—	—	—
	6,000[1]		—	1.22	11/13/11	—	—	—	—
	10,000[1]		—	0.64	11/14/12	—	—	—	—
	24,000[1]		—	2.789	12/06/13	—	—	—	—
	12,000[1]		—	2.26	01/26/15	—	—	—	—
						2,250[4]	$2,227	—	—
		8,000[2]	—	0.97	12/02/16	—	—	—	—
Christopher C. Couch	83,334[5]		—	1.76	07/13/07	—	—	—	—

(1) Represents a fully vested option. Once vested, options remain exercisable up through and including their expiration date, provided the officer is employed with the Company. Otherwise, the terms of any applicable option agreement or employment agreement, as the case may be, apply.

(2) Option granted pursuant to the Amended and Restated Omnibus Stock Plan, vesting and becoming exercisable one-third per year as of 12/1/07, 12/1/08 and 12/1/09 (the anniversary of the date of grant).

(3) Option granted pursuant to the Amended and Restated Omnibus Stock Plan, vesting and becoming exercisable seven years from the date of grant unless certain predetermined financial goals were met in fiscal 2002, at which time the vesting and exercisability would be accelerated. The financial goals were not met and, accordingly, the option will vest and become exercisable as of 11/12/08.

(4) Restricted Stock Award made pursuant to the Amended and Restated Omnibus Stock Plan. The shares vest in equal increments on 11/1/07, 11/1/08 and 11/1/09, provided the officer is employed with the Company through each vesting date. Total award was 3,000 shares, 750 of which vested on 11/1/06.

(5) The original expiration date of Mr. Couch's option was August 9, 2011. Mr. Couch terminated his employment with the Company effective April 13, 2007. Under the terms of his stock option agreement, Mr. Couch had three months after his termination date to exercise any vested option shares. Subsequent to fiscal year end, Mr. Couch did not exercise his vested option shares and the option shares shown were cancelled effective July 13, 2007.

Option Exercises and Stock Vested

The following table sets forth information on option exercises and stock vested, including restricted stock, during the last fiscal year to the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James W. Greenwell	0	$0	0	$0
George T. Jimenez	0	0	0	0
Steven R. Delmar	0	0	0	0
Loretta L. Rivers	0	0	750	855
Christopher C. Couch	0	0	0	0

Potential Payments Upon Termination or Change in Control

In December 2006, the Company entered into employment agreements with Messrs. Jimenez, Delmar and Couch; and entered into a similar employment agreement with Mr. Greenwell in August 2007. The Agreements for Messrs. Delmar, Jimenez and Greenwell remain in effect following a change of control and contain provisions relating to payments in the event of such change of control, termination for good reason, termination for cause, and termination by the executive, as described in the table below. Mr. Couch's employment terminated on April 13, 2007 and, therefore, analysis of his employment agreement was not applicable and not included in this section. Ms. Rivers' employment is at will and is not subject to an employment agreement.

Compensation Component	Termination for Cause or Termination by Executive without "Good Reason"	Termination for "Good Reason" w/no Change of Control or Termination by Company other than for Cause	Termination for "Good Reason" w/Change of Control	Disability	Death
Salary	Base salary and benefits up to date of termination.	Severance payment equal to 12 months of base salary (24 months in the case of Mr. Jimenez), paid as salary continuation.	Lump sum payment equal to 200% (400% in the case of Mr. Jimenez) of base salary.	Base salary for one year (two years in the case of Mr. Jimenez), reduced by amounts paid under company disability insurance.	Three months base salary, or salary through end of fiscal year in which event occurs, whichever is greater; offset by proceeds from any company-paid life policy.
Incentive Compensation	Pro-rata share of incentive compensation for the year of termination.	Pro-rata share of incentive compensation for the year of termination.	Lump sum payment of incentive compensation.	Pro-rata share of incentive compensation for the year of termination.	Pro-rata share of incentive compensation for the year in which event occurs.
Health and Welfare Benefits	Coverage provided through date of termination.	Medical insurance provided for balance of term of agreement.	Medical insurance provided for balance of term of agreement.	Coverage at Company expense for one year after disability period (two years in the case of Mr. Jimenez).	Dependents covered at Company expense for one year after event (two years in the case of Mr. Jimenez).
Perquisites	Use of company provided car through date of termination.	Payment for or monetary value of automobile lease payments for balance of term of agreement. Also entitled to outplacement assistance.	Payment for or monetary value of automobile lease payments for balance of term of agreement. Also entitled to outplacement assistance.	None	None
Stock Options	Unvested option shares are forfeited. Vested option shares remain exercisable for 3 months.	Full vesting of all options, with such options remaining exercisable for 12 months (24 months in the case of Mr. Jimenez).	Full vesting of all options, with such options remaining exercisable for 12 months (24 months in the case of Mr. Jimenez).	Unvested option shares are forfeited. Vested option shares remain exercisable for 3 months.	Unvested option shares are forfeited. Vested option shares remain exercisable for 3 months.

"Cause" is defined in all of the employment agreements as neglect or dereliction in performance of duties; engaging in conduct causing material injury to the Company, monetary and otherwise; breach of fiduciary duty or commission of an act of dishonesty, disloyalty or fraud with respect to the Company; a breach of the employment agreement; a material violation of the Company's Code of Business Conduct and Ethics; conviction of, or plead of guilty to or nolo contendere to, a felony or crime involving property of the Company or dishonesty, disloyalty or fraud with respect to the Company.

"Change of Control" is defined in all of the employment agreements as an event in which: (i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities, (ii) a change in the composition of the Board of Directors of the Company, resulting in less than a majority of the number of incumbent directors, including any new director whose appointment or election by the Board was approved or recommended by a vote of at least two-thirds of the directors, or (iii) there is consummated a merger or consolidation of the Company (other than a merger or consolidation which results in 60% of the securities outstanding immediately prior to the transaction being converted into securities of the surviving entity or a merger or consolidation implemented to effect a recapitalization of the Company in which no Person is or becomes Beneficial Owner of 20% or more of the combined voting power of the then outstanding securities), or (iv) the stockholders approve a plan of liquidation or dissolution or there is agreement to dispose of substantially all of the Company's assets to an entity, other than a sale or disposition to an entity in which at least 60% of the combined voting power of the stockholders of the Company are owned in substantially the same proportions as their ownership immediately prior to the sale.

The agreements also contain identical clauses relating to non-compete restrictions and the use of confidential information, among other provisions.

Summary of Possible Payments and Benefits under Change of Control

The following table shows the potential payments and benefits that would have been provided to Messrs. Delmar, Jimenez and Greenwell if their employment with the Company had been terminated involuntarily without cause or voluntarily with good reason as of June 30, 2007, assuming such termination had occurred within one year following a change of control. Ms. Rivers does not have an agreement which provides for payments and benefits under a change of control. Mr. Couch's employment agreement was terminated effective as of his date of employment with the Company. The data in the table assumes that each triggering event listed in the table occurred on June 30, 2007, and that the stock price for the Company's common stock is $0.99, the closing price of the stock on the last trading day in the 2007 fiscal year.

		Mr. Delmar	Mr. Jimenez	Mr. Greenwell[1]
Termination for "Good Reason" w/no Change of Control or Termination by Company other than for Cause				
Salary Continuation		$190,000	$500,000	$250,000
Incentive Compensation		38,000	50,000	44,000
Health and Welfare Benefits		0	15,364	5,092
Perquisites[2]		14,900	19,447	21,700
Stock Options[3][4]		1,000	0	4,000
Termination for "Good Reason" w/Change of Control				
Salary		$380,000	$1,000,000	$500,000
Incentive Compensation		38,000	50,000	44,000
Health and Welfare Benefits		0	15,364	5,092
Perquisites[2]		14,900	19,447	21,700
Stock Options[3][4]		1,000	0	4,000

Disability				
Salary Continuation		$76,000	$260,000	$130,000
Incentive Compensation		38,000	50,000	44,000
Health and Welfare Benefits		752	22,978	6,082
Perquisites		0	0	0
Stock Options(3)		0	0	0
Death				
Salary Continuation		$0	$0	$0
Incentive Compensation		38,000	50,000	44,000
Health and Welfare Benefits		0	10,184	0
Perquisites		0	0	0
Stock Options(3)		0	0	0

(1) The employment agreement for Mr. Greenwell was not effective until July 1, 2007. However, for the purpose of this disclosure, it is being treated as if it was effective on June 30, 2007.

(2) Includes an estimate of $10,000 for the cost of outplacement services.

(3) Value of Stock Options includes only those options that would be subject to accelerated vesting under the terms of the employment agreements. Does not include option shares previously vested. Under the stock option agreements, option shares remain exercisable for three months after termination. In the event of termination under a change of control, with or without Good Reason, in accordance with the executive's employment agreement, the expiration of the stock options is extended to twelve months (twenty-four months in the case of Mr. Jimenez) instead of the usual three months after other separations of employment with the Company.

(4) Value realized for acceleration of stock options has been adjusted by exercise price of the options. Options that had an exercise price higher than $0.99 per share, the closing price of the stock on the last trading day in fiscal 2007, are ignored for the purposes of this table as they have a negative value.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and agents of ACE*COMM and its subsidiary companies and affiliates, including its principal executive, financial and accounting officers and persons performing similar functions. The Code of Business Conduct and Ethics will be made available, without charge, upon written request made to the Secretary of the Company at its principal executive offices. The Code is also posted on the Company's website under "Investors-Corporate Governance" at www.acecomm.com.

Stockholder Communications with Directors

The Board of Directors welcomes communications from the Company's stockholders. Any stockholder may communicate with either the Board as a whole, or with any individual director, by sending a written communication c/o the Company's Corporate Secretary at the Company's offices located at 704 Quince Orchard Road, Gaithersburg, MD 20878. All such communications sent to the Company's Corporate Secretary must state the name of the communicating stockholder and the number of shares beneficially owned; and will be forwarded to the Board, as a whole, or to the individual director to whom such communication was addressed.

Executive Officers of the Company

The following table sets forth the names, ages and positions of the current executive officers of the Company:

Name	Age	Current Position
James W. Greenwell	40	Chief Executive Officer, President and Director
George T. Jimenez	71	Chairman of the Board and Treasurer
Steven R. Delmar	51	Senior Vice President and Chief Financial Officer
Loretta L. Rivers	50	Corporate Secretary and Director of Human Resources

James W. Greenwell is the Chief Executive Officer and President of the Company. He joined the Company in November 2006 as President, and was promoted to Chief Executive Officer and elected a director in May 2007. Prior to joining ACE*COMM, Mr. Greenwell was the Senior Vice President of LCC International, a leader in voice and data solutions for the wireless telecommunications industry. From 1997 to 2000, Mr. Greenwell was Managing Director of Markowitz & McNaughton.

George T. Jimenez is the Chairman of the Board and has served as Treasurer of the Company since its inception in 1983. Mr. Jimenez served as Chief Executive Officer from 1996 through April 2007. He served as the President of the Company from 1983 to September 1999, from July 2001 to June 2005 and then again from October 2006 through November 2006.

Steven R. Delmar joined the Company as a consultant in July 2001 and was appointed the Chief Financial Officer as of October 1, 2001. In January 2003, Mr. Delmar was also named a Senior Vice President. Prior to joining the Company, Mr. Delmar held various executive positions with Microlog Corporation, a communications software company, including fifteen years as Executive Vice President and Chief Financial Officer. He was most recently co-President and a Director of Microlog.

Loretta L. Rivers has been Corporate Secretary since 1989 and was also named Director of Human Resources in January 2001. Ms. Rivers has served in various other capacities with the Company since its inception in 1983.

The term of each executive officer will expire at the annual meeting of the Board of Directors, which is scheduled to be held on December 3, 2007.

Performance Graph

In accordance with current Securities Exchange Act of 1934 regulations, the following performance graph compares the performance of the Company's Common Stock to the Nasdaq Stock Market Index and to the Nasdaq Telecommunications Index. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at June 30, 2002, and that all dividends were reinvested.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG ACE*COMM CORPORATION, NASDAQ COMPOSITE INDEX AND NASDAQ TELECOMMUNICATIONS INDEX


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ACE*COMM CORP.
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ASSUMES $100 INVESTED ON JUNE 30, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING JUNE 30, 2007

Audit Committee Report

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent auditors and management to review accounting, auditing, internal controls, and financial reporting matters. The Charter was amended in August 2004; and was most recently reviewed by the Committee in September 2007. The Charter is posted on the Company's website under "Investors-Corporate Governance" at www.acecomm.com.

As part of its oversight of ACE*COMM's financial statements, the Committee reviews and discusses with both management and the Company's independent accountants all financial statements and quarterly results prior to their issuance. During fiscal year 2007, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Committee. The Committee reviewed and discussed with management the Company's audited financial statements included in the 2007 Annual Report to Stockholders. The Committee discussed with Grant Thornton LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees" ("SAS 61"). SAS 61 requires the independent auditors to provide the Committee with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) adoption of or changes in significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit. The Committee has received from Grant Thornton LLP a letter providing the disclosures required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" with respect to any relationships between Grant Thornton LLP and the Company. Based on the review and discussions described above with respect to the Company's audited financial statements included in the Company's 2007 Annual Report to Stockholders, the Committee recommended to the Board of Directors that such financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Harry M. Linowes
Paul G. Casner, Jr.
Gilbert A. Wetzel
J. William Grimes
Matthew J. Stover

Audit and Non-Audit Fees

The following table presents fees billed for professional services provided during fiscal year 2007 and 2006 by Grant Thornton, the Company's current independent accountants, for:

Type of Fee	FY2007	FY2006
Audit Fees	$204,128	$172,031
Audit Related Fees	28,765	50,420
Tax Fees	53,484	49,150
All Other Fees	1,370	8,925
Total Fees	$287,747	$280,526

The 2007 and 2006 fees shown above reflect total fees billed by Grant Thornton. The components of the total fees billed were as follows:

Audit Fees: This category includes the audit of the Company's annual financial statements included in our Annual Reports on Form 10-K and the reviews of our financial statements included in our Quarterly Reports on Forms 10-Q and services that were provided in connection with statutory and regulatory filings. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, statutory audits required by non-U.S. jurisdictions and preparation of the annual management letter on internal control matters.

Audit Related Fees: This category includes fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under Audit Fees. These services include employee benefit plan audits and other attest services concerning acquisitions and related regulatory filings.

Tax Fees: This category consists of federal, state and expatriate tax compliance, preparation of tax returns, and international tax planning.

All Other Fees: This category consists of fees incurred with accounting research, accounting consultations in connection with acquisitions, and consultations concerning financial accounting and reporting standards.

The Audit Committee has determined that the other professional services provided by Grant Thornton are compatible with maintaining the independence of Grant Thornton.

The Audit Committee pre-approved all audit services and non-audit services (other than de minimus non-audit services) provided to the Company by the independent auditor. The Chairman of the Audit Committee has the delegated authority from the Committee to pre-approve additional services, between meetings, and such approval is then communicated to the full Audit Committee.

SECTION 16A BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the Securities and Exchange Commission and the Nasdaq. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, we believe that all Section 16 filing requirements applicable to our officers and directors and ten percent beneficial owners were complied with during the 2007 fiscal year.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

Advance notice of matters to be presented at the 2008 Annual Meeting of Stockholders must be received at the Company's executive offices at 704 Quince Orchard Road, Gaithersburg, Maryland 20878 prior to July 1, 2008, pursuant to the proxy solicitation rules of the SEC. For any proposal that is not submitted for inclusion in next year's proxy statement but is instead presented directly at the 2008 annual meeting of the stockholders, notice of such proposal must be received in writing by the Secretary not less than 20 days and no more than 30 days prior to the annual meeting, except that if less than 30 days' notice of the date of the annual meeting is given to stockholders or publicly disclosed, notice of such proposal must be received by the Secretary not later than the 10th day following the date that notice of the annual meeting is mailed or publicly disclosed. A stockholder's notice must be addressed to the Secretary and set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. Any stockholder proposal that is not submitted in accordance with the foregoing procedures and deadlines will be considered untimely.

OTHER MATTERS THAT MAY COME BEFORE THE MEETING

As of the date of this Proxy Statement, the Company knows of no business other than that described herein that will be presented for consideration at the meeting. If, however, any other business shall come properly before the meeting, the proxy holders intend to vote the proxies in accordance with their best judgment, in their sole discretion.

CERTIFICATIONS

Our Chief Executive Officer and Chief Financial Officer have delivered, and we have filed with our Annual Report on Form 10-K for the year ended June 30, 2007, all certifications required by rules of the SEC and relating to, among other things, the Company's financial statements, internal controls and the public disclosures contained in the Form 10-K.

INCORPORATION BY REFERENCE

To the extent that this proxy statement is incorporated by reference into any other filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Compensation Committee Report" and "Audit Committee Report" (to the extent permitted by the rules of the Securities and Exchange Commission) will not be deemed incorporated, unless specifically provided otherwise in such filing.

By Order of the Board of Directors,

Loretta L. Rivers
Corporate Secretary

October 26, 2007

Audit and Non-Audit Fees

The following table presents fees billed for professional services provided during fiscal year 2007 and 2006 by Grant Thornton, the Company's current independent accountants, for:

Type of Fee	FY2007	FY2006
Audit Fees	$204,128	$172,031
Audit Related Fees	28,765	50,420
Tax Fees	53,484	49,150
All Other Fees	1,370	8,925
Total Fees	$287,747	$280,526

The 2007 and 2006 fees shown above reflect total fees billed by Grant Thornton. The components of the total fees billed were as follows:

Audit Fees: This category includes the audit of the Company's annual financial statements included in our Annual Reports on Form 10-K and the reviews of our financial statements included in our Quarterly Reports on Forms 10-Q and services that were provided in connection with statutory and regulatory filings. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, statutory audits required by non-U.S. jurisdictions and preparation of the annual management letter on internal control matters.

Audit Related Fees: This category includes fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under Audit Fees. These services include employee benefit plan audits and other attest services concerning acquisitions and related regulatory filings.

Tax Fees: This category consists of federal, state and expatriate tax compliance, preparation of tax returns, and international tax planning.

All Other Fees: This category consists of fees incurred with accounting research, accounting consultations in connection with acquisitions, and consultations concerning financial accounting and reporting standards.

The Audit Committee has determined that the other professional services provided by Grant Thornton are compatible with maintaining the independence of Grant Thornton.

The Audit Committee pre-approved all audit services and non-audit services (other than de minimus non-audit services) provided to the Company by the independent auditor. The Chairman of the Audit Committee has the delegated authority from the Committee to pre-approve additional services, between meetings, and such approval is then communicated to the full Audit Committee.

SECTION 16A BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the Securities and Exchange Commission and the Nasdaq. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, we believe that all Section 16 filing requirements applicable to our officers and directors and ten percent beneficial owners were complied with during the 2007 fiscal year.

Equity Compensation Plan Information

The following table shows information about the securities authorized for issuance under our equity compensation plans as of June 30, 2007:

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[1]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,060,063[2]	$ 2.91	1,033,288[3]
Equity compensation plans not approved by security holders	—	$ —	—
Total	2,060,063	$ 2.91	1,033,288

(1) Our Form 10-K filed for the year ending June 30, 2007 includes warrants representing 2,360,760 shares of common stock that could be issued in connection with the financings completed in fiscal 2005 and in June 2007. These shares are not related to equity compensation plans and should not have been included. Consists of the Amended and Restated Omnibus Stock Plan (as amended and restated September 21, 2005) and the Amended and Restated 2000 Stock Option Plan for Directors. Our weighted average exercise price has been adjusted to exclude the shares issuable upon exercise of warrants associated with the financings.

(2) Excludes purchase rights accruing under the Company's Qualified ACE*COMM Employee Stock Purchase Plan (the "Qualified Plan"), which has a shareholder approved reserve of 480,000 shares. Under the Qualified Plan, each employee (other than 10% shareholders) may purchase up to 1,000 shares of common stock at quarterly intervals on the last day of the calendar quarter (the "exercise date"), at a purchase price per share equal to 85% of the fair market value of the Common Stock on the grant date (first trading day in the quarter) or exercise date, whichever is less. The fair market value of the Common Stock on any particular date is the Closing Price of the common stock on that date. The Qualified Plan authorizes deductions up to 10% of base pay; however, the Compensation Committee has at this time authorized a maximum deduction of up to 5% of base pay.

(3) Includes shares available for future issuance under the Amended and Restated Omnibus Stock Plan (as amended and restated September 21, 2005) and the Amended and Restated 2000 Stock Option Plan for Directors. As of September 30, 2007, 344,664 shares of common stock were available for issuance under the Amended and Restated Omnibus Stock Plan and 289,000 shares were available under the Amended and Restated 2000 Stock Option Plan for Directors.

RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

Upon the recommendation of the Audit Committee, the Board of Directors has selected Grant Thornton LLP ("Grant Thornton") as the Company's independent accountants for the fiscal year ending June 30, 2008, and has further directed that management submit the selection of independent accountants for ratification by the stockholders at the Annual Meeting.

Grant Thornton began serving as the independent accountants in June 2003 and has served as the Company's independent auditor for fiscal years 2003 through 2007. In appointing Grant Thornton as independent accountants for the fiscal year ending June 30, 2008, the Audit Committee carefully considered Grant Thornton's performance since their retention, their independence with respect to the services to be performed, and their general reputation for adherence to professional auditing standards.

If the appointment of Grant Thornton LLP is not ratified, the Board of Directors will appoint another firm as the Company's independent auditor for the year ending June 30, 2008. The Board of Directors also retains the power to appoint another independent auditor for the Company to replace an auditor ratified by the stockholders in the event that the Board of Directors determines that the interests of the Company require such a change.

Grant Thornton LLP is expected to have a representative present at the meeting, will have the opportunity to make a statement if they desire to do so, and is expected to be available to respond to appropriate questions at the meeting.

The Board of Directors recommends a vote FOR the appointment of Grant Thornton LLP as independent auditors of the Company for the fiscal year ending June 30, 2008.

VOTE REQUIRED TO APPROVE MATTERS

The presence in person or by proxy of stockholders entitled to cast a majority of the votes at the Annual Meeting will constitute a quorum. Votes cast by proxy or in person at the meeting will be tabulated by the inspector(s) of election appointed for the meeting. Proxies marked with abstentions, broker non-votes (i.e., proxies from brokers or nominees marked to indicate that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to the vote on a particular matter with respect to which the brokers or nominees do not have discretionary power to vote), and stockholders present at the meeting who abstain from voting, will be treated as present for purposes of determining the presence of a quorum. In their discretion, the proxies are authorized to vote upon such other business as may properly (including in accordance with the advance notice requirement set forth below) come before the meeting or any adjournment thereof.

The election of directors requires a plurality of votes cast at the Annual Meeting. The ratification of the appointment of Grant Thornton LLP as independent accountants of the Company requires the affirmative vote of a majority of the votes cast at the meeting. Abstentions or broker non-votes will be disregarded for purposes of determining approval of the aforementioned matters.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

Advance notice of matters to be presented at the 2008 Annual Meeting of Stockholders must be received at the Company's executive offices at 704 Quince Orchard Road, Gaithersburg, Maryland 20878 prior to July 1, 2008, pursuant to the proxy solicitation rules of the SEC. For any proposal that is not submitted for inclusion in next year's proxy statement but is instead presented directly at the 2008 annual meeting of the stockholders, notice of such proposal must be received in writing by the Secretary not less than 20 days and no more than 30 days prior to the annual meeting, except that if less than 30 days' notice of the date of the annual meeting is given to stockholders or publicly disclosed, notice of such proposal must be received by the Secretary not later than the 10th day following the date that notice of the annual meeting is mailed or publicly disclosed. A stockholder's notice must be addressed to the Secretary and set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. Any stockholder proposal that is not submitted in accordance with the foregoing procedures and deadlines will be considered untimely.

OTHER MATTERS THAT MAY COME BEFORE THE MEETING

As of the date of this Proxy Statement, the Company knows of no business other than that described herein that will be presented for consideration at the meeting. If, however, any other business shall come properly before the meeting, the proxy holders intend to vote the proxies in accordance with their best judgment, in their sole discretion.

CERTIFICATIONS

Our Chief Executive Officer and Chief Financial Officer have delivered, and we have filed with our Annual Report on Form 10-K for the year ended June 30, 2007, all certifications required by rules of the SEC and relating to, among other things, the Company's financial statements, internal controls and the public disclosures contained in the Form 10-K.

INCORPORATION BY REFERENCE

To the extent that this proxy statement is incorporated by reference into any other filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Compensation Committee Report" and "Audit Committee Report" (to the extent permitted by the rules of the Securities and Exchange Commission) will not be deemed incorporated, unless specifically provided otherwise in such filing.

By Order of the Board of Directors,

Loretta L. Rivers
Corporate Secretary

October 26, 2007

Corporate Information

DIRECTORS

George T. Jimenez
Executive Chairman
ACE*COMM Corporation

Paul G. Casner, Jr.
Lead Director
Business Management Consultant

Harry M. Linowes
Business Management Consultant

Gilbert A. Wetzel
Senior Vice President
Mayer Leadership Group

J. William Grimes
General Partner
BG Media Investors, LLC

Matthew J. Stover
Chairman and CEO
ypOne Publishing

James W. Greenwell
President and
Chief Executive Officer
ACE*COMM Corporation

OFFICERS

James W. Greenwell
President and
Chief Executive Officer

Steven R. Delmar
Senior Vice President and
Chief Financial Officer

George T. Jimenez
Chairman and Treasurer

Loretta L. Rivers
Corporate Secretary and
Director of Human Resources

CORPORATE HEADQUARTERS

ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD USA 20878
Phone: 301.721.3000
Fax: 301.721.3001

CANADA OFFICE

1801 McGill College Avenue, Suite 1450
Montreal, QC H3A 2N4
Phone: 514.843.7700
Fax: 514.843.7726

ASIA-PACIFIC OFFICE

Suite 5, Level 8
Zurich House, 8-10 Karp Court
Bundall, Qld, 4217, Australia
Phone: +61 7 5574 3499
Fax: +61 7 5574 3336

EUROPEAN OFFICES

Edinburgh
74 Commercial St, Commercial Quay
Leith, Edinburgh EH66LX UK
Phone: +44 (0) 131 625 8200
Fax: +44 (0) 131 625 8201

London
24 Alie Street
London, E1 8DE UK
Phone: +44 (0) 870 879 9223
Fax: +44 (0) 870 879 9224

INDEPENDENT AUDITORS

Grant Thornton LLP
McLean, VA

LEGAL COUNSEL

Hogan & Hartson LLP
Washington, DC

INVESTOR RELATIONS

ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD USA 20878
Phone: 301.721.3123
Fax: 301.721.3001
investor@acecomm.com

FORM 10-K

Excerpts of the Company's Form 10-K are included in the financial section of the Annual Report. Shareholders may obtain, without charge, a copy of the entire Form 10-K upon request from the Company's Investor Relations Department.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
PO Box 3315
South Hackensack, NJ 07606
www.melloninvestor.com
Phone: 800.370.1163

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00a.m. Eastern Standard Time, Friday, December 3rd, 2007 at the Company's headquarters in Gaithersburg, MD

STOCK LISTING

The Company's stock is traded on the Pink Sheets under the symbol "ACEC.PK."

WEBSITE

www.acecomm.com


ACE COMM
Innovate. Deliver. Profit.

ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, Maryland 20878
U.S.A
www.acecomm.com

END